Exhibit 99.2

Management’s Discussion and Analysis

For the Years Ended December 31, 2025 and 2024

This Management’s Discussion and Analysis (“MD&A”) has been prepared as of February 19, 2026 and is intended to provide a review of the financial position and results of operations of Centerra Gold Inc. (“Centerra” or the “Company”) for the year ended December 31, 2025 in comparison with the corresponding period ended December 31, 2024. This discussion should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the year ended December 31, 2025 and notes thereto prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) available at www.centerragold.com and on SEDAR+ (“SEDAR”) at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. In addition, this discussion contains forward-looking information regarding Centerra’s business and operations. Such forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. See “Cautionary Statement on Forward- Looking Information” below. All dollar amounts are expressed in United States dollars (“USD”), except as otherwise indicated. All references in this document denoted with NG indicate a “specified financial measure” within the meaning of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure of the Canadian Securities Administrators. None of these measures are standardized financial measures under IFRS and these measures may not be comparable to similar financial measures disclosed by other issuers. See section “Non-GAAP and Other Financial Measures” below for a discussion of the specified financial measures used in this document and a reconciliation to the most directly comparable IFRS measures.

Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact contained or incorporated by reference in this document, which address events, results, outcomes or developments that the Company expects to occur are, or may be deemed to be, forward-looking information or forward-looking statements within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this document. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “aimed”, “anticipate”, “believe”, “beyond”, “commenced”, “continue”, “expect”, “extend”, “evaluate”, “finalizing”, “focused”, “forecast”, “goal”, “intend”, “in line”, “ongoing”, “optimistic”, “on track”, “plan”, “potential”, “preliminary”, “project”, “pursuing”, “target”, or “update”, or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Such statements include, but may not be limited to: statements regarding 2026 guidance, outlook and expectations, including, but not limited to, production, costs, capital expenditures, grade profiles, cash flow, care and maintenance, PP&E and reclamation costs, recoveries, processing, inflation, depreciation, depletion and amortization, taxes and annual royalty payments; the ability of the Company to finance the majority of expenditures and capital requirements from the cash flows provided by the Mount Milligan Mine and Öksüt Mine; exploration potential, budgets, focuses, programs, targets and projected exploration results; gold, copper and molybdenum prices; market conditions; the declaration, payment and sustainability of the Company’s dividends; the continuation of the Company’s normal course issuer bid (“NCIB”) and automatic share purchase plan and the timing, methods and quantity of any purchases of Shares under the NCIB; compliance with applicable laws and regulations pertaining to the NCIB; the availability of cash for repurchases of Common Shares under the NCIB; the timing of the resumption of operations at the Langeloth Metallurgical Facility following the temporary suspension in January 2026 and the financial or operational impact of such incident; the development and construction of Goldfield, including the timing of engineering completion, long-lead procurement and site establishment works; Goldfield’s life of mine, average annual production and costs including its initial capital costs and the expectation to fund this from the Company’s existing liquidity; the timing of first production at Goldfield and the impact it would have on Centerra’s production profile, cash flow and value to shareholders; the ability for Goldfield to provide a streamlined, low-risk development path, with first production targeted by the end of 2028; the success of an optimized mine plan at Mount Milligan including the construction of additional tailings capacity and any increased mill throughput; the future success of Kemess, the timing and content of a Preliminary Economic Assessment (“PEA”) and accompanying update on its technical concept including mining methods and its ability to complement Mount Milligan as a cornerstone asset; the ability of the existing infrastructure at Kemess to lower execution risk for the project and the possibility that any additional infrastructure will complement it; the success of an infill and grade control drilling program at Mount Milligan and its ability to enhance geological confidence; the timing of gold and copper production and sales at Mount Milligan and gold production and sales at Öksüt; the Öksüt Optimization study; the timing and capital required for the restart of Thompson Creek; royalty rates and taxes in Türkiye; financial hedges; and other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates or amounts not yet determinable and assumptions of management.

The Company cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company at the time of making such statements, are inherently subject to significant business, economic, technical, legal, geopolitical and competitive uncertainties and contingencies, which may prove to be incorrect. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements in this document include, but are not limited to: (A) strategic, legal, planning and other risks, including: political risks associated with the Company’s operations in Türkiye, the USA and Canada; resource nationalism including the management of external stakeholder expectations; the impact of changes in, or to the more aggressive enforcement of, laws, government royalties, tariffs, regulations and government practices, including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risks that community activism may result in increased contributory demands or business interruptions; the risks related to outstanding litigation affecting the Company; the risk of claims, investigations or proceedings arising from operational incidents, including potential third-party claims for personal injury, property damage or business interruption; the impact of any sanctions or tariffs imposed by Canada, the United States or other jurisdictions; potential defects of title in the Company’s properties that are not known as of the date hereof; permitting and development of our projects, including tailings facilities, being consistent with the Company’s expectations; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; risks related to anti-corruption legislation; Centerra not being able to replace mineral reserves; Indigenous claims and consultative issues relating to the Company’s properties which are in proximity to Indigenous communities; and potential risks related to kidnapping or acts of terrorism; (B) risks relating to financial matters, including: sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; persistent inflationary pressures on key input prices; the impact of restrictive covenants in the Company’s credit facilities and in the Royal Gold Streaming Agreement which may, among other things, restrict the Company from pursuing certain business activities. including paying dividends or repurchasing shares under its NCIB, or making distributions from its subsidiaries; the Company’s ability to obtain future financing; sensitivity to fuel price volatility; the impact of global financial conditions; the impact of currency fluctuations; the effect of market conditions on the Company’s short-term investments; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; changes to taxation laws or royalty structures in the jurisdictions where the Company operates, and (C) risks related to operational matters and geotechnical issues and the Company’s continued ability to successfully manage such matters, including: unanticipated ground and water conditions; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; the integrity of tailings storage facilities and the management thereof, including as to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water, where applicable; there being no significant disruptions affecting the activities of the Company whether due to extreme weather events or other related natural disasters, labour disruptions, supply disruptions, power disruptions, damage to equipment or other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to: labour action, flooding, landslides, seismic activity, wildfires, earthquakes, pandemics, or other global events such as wars); lower than expected ore grades or recovery rates; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; inherent risks associated with the use of sodium cyanide in the mining operations; the adequacy of the Company’s insurance to mitigate operational and corporate risks; mechanical breakdowns; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic or pandemic; seismic activity, including earthquakes; wildfires; long lead-times required for equipment and supplies given the remote location of some of the Company’s operating properties and disruptions caused by global events; reliance on a limited number of suppliers for certain consumables, equipment and components; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely upon; the Company’s ability to attract and retain qualified personnel; competition for mineral acquisition opportunities; risks associated with the conduct of joint ventures/partnerships; risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties; and, the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns, and project resources.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. All of the forward-looking statements made in this document are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, those set out in the Company’s latest Annual Report on Form 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, which are available on SEDAR+ (www.sedarplus.ca) or on EDGAR (www.sec.gov/edgar). The foregoing should be reviewed in conjunction with the information, risk factors and assumptions found in this document.

The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

TABLE OF CONTENTS

Overview	1
Overview of Consolidated Financial and Operational Highlights	2
Overview of Consolidated Results	3
Recent Events and Developments	6
Outlook	12
Risks That Can Affect Centerra's Business	20
Market Conditions	24
Liquidity and Capital Resources	27
Financial Performance	28
Financial Instruments	31
Balance Sheet Review	32
Contractual Obligations	34
2026 Liquidity and Capital Resources Analysis	34
Operating Mines and Molybdenum Business Unit	35
Annual Results – Previous Three Years	50
Quarterly Results – Previous Eight Quarters	50
Related Party Transactions	51
Accounting Estimates, Policies and Changes	51
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	51
Non-GAAP and Other Financial Measures	52
Qualified Person & QA/QC	60

Overview

Centerra’s Business

Centerra is a Canada-based mining company focused on operating, developing, exploring, and acquiring gold and copper properties in North America, Türkiye, and other markets worldwide. Centerra’s principal operations are the Mount Milligan gold-copper mine located in British Columbia, Canada (the “Mount Milligan Mine”), and the Öksüt gold mine located in Türkiye (the “Öksüt Mine”). The Company also owns the Kemess project (the “Kemess Project”) in British Columbia, Canada, the Goldfield Project in Nevada, United States, as well as exploration properties in Canada, the United States of America (“USA”), and Türkiye. The Company also owns and operates a Molybdenum Business Unit (“Molybdenum BU”), which includes the Langeloth metallurgical processing facility, operating in Pennsylvania, USA (the “Langeloth Facility”), and two primary molybdenum properties: the Thompson Creek Mine in Idaho, USA, and the Endako Mine (75% ownership) in British Columbia, Canada.

As at December 31, 2025, Centerra’s significant subsidiaries were as follows:

Entity	Property - Location	Current Status	Ownership
Thompson Creek Metals Company Inc.	Mount Milligan Mine - Canada	Operation	100%
	Endako Mine - Canada	Care and maintenance	75%
Öksüt Madencilik A.S.	Öksüt Mine - Türkiye	Operation	100%
Thompson Creek Mining Co.	Thompson Creek Mine - USA	Development	100%
Langeloth Metallurgical Company LLC	Langeloth Facility - USA	Operation	100%
Gemfield Resources LLC	Goldfield Project - USA	Development	100%
AuRico Metals Inc.	Kemess Project - Canada	Exploration and evaluation	100%

The Company’s common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange and trade under the symbols “CG” and “CGAU”, respectively.

As at February 19, 2026, there are 200,093,489 common shares issued and outstanding, options to acquire 2,148,451 common shares outstanding under the Company’s stock option plan, and 783,021 restricted share units redeemable for common shares outstanding under the Company’s restricted share unit plan (redeemable on a 1:1 basis for common shares).

Overview of Consolidated Financial and Operating Highlights

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights
Revenue	401.6	302.4	33%	1,384.6	1,214.5	14%
Production costs	211.4	190.6	11%	808.5	710.3	14%
Depreciation, depletion, and amortization ("DDA")	25.6	32.5	(21)%	112.2	126.2	(11)%
Earnings from mine operations	164.6	79.3	108%	463.8	378.0	23%
Net earnings (loss)	192.8	(52.5)	467%	584.0	80.4	626%
Adjusted net earnings(1)	83.2	36.6	127%	228.6	152.9	50%
Adjusted EBITDA(1)	140.2	80.3	75%	448.4	362.9	24%
Cash provided by operating activities	103.1	92.8	11%	348.6	298.4	17%
Free cash flow(1)	12.0	47.0	(74)%	95.0	138.6	(31)%
Additions to property, plant and equipment (“PP&E”)	115.2	41.9	175%	295.5	174.8	69%
Capital expenditures - total(1)	96.0	46.5	106%	255.2	160.1	59%
Sustaining capital expenditures(1)	34.1	19.5	75%	103.6	101.6	2%
Non-sustaining capital expenditures(1)	61.9	27.0	129%	151.6	58.5	159%
Net earnings per common share - $/share basic(2)	0.96	(0.25)	484%	2.85	0.38	657%
Adjusted net earnings per common share - $/share basic(1)(2)	0.41	0.17	141%	1.12	0.72	56%
Operating highlights
Gold produced (oz)	70,853	73,224	(3)%	275,316	368,104	(25)%
Gold sold (oz)	68,143	83,876	(19)%	271,210	368,183	(26)%
Average market gold price ($/oz)	4,145	2,664	56%	3,439	2,388	44%
Average realized gold price ($/oz )(3)	3,415	2,207	55%	2,994	2,078	44%
Copper produced (000s lbs)	13,038	12,769	2%	50,476	54,342	(7)%
Copper sold (000s lbs)	12,541	16,361	(23)%	50,029	57,897	(14)%
Average market copper price ($/lb)	5.03	4.17	21%	4.51	4.15	9%
Average realized copper price ($/lb)(3)	4.69	2.88	63%	3.96	3.25	22%
Molybdenum roasted (000 lbs)(5)	3,616	2,884	25%	14,243	10,164	40%
Molybdenum sold (000s lbs)	3,607	2,858	26%	14,048	10,912	29%
Average market molybdenum price ($/lb)	22.83	21.71	5%	22.11	21.30	4%
Average realized molybdenum price ($/lb)(3)	23.78	22.67	5%	22.60	22.05	2%
Unit costs
Gold production costs ($/oz)(4)	1,259	1,096	15%	1,297	913	42%
All-in sustaining costs on a by-product basis ($/oz)(1)(4)	1,646	1,296	27%	1,614	1,148	41%
Gold - All-in sustaining costs on a co-product basis ($/oz)(1)(4)	2,042	1,446	41%	1,872	1,270	47%
Copper production costs ($/lb)(4)	1.99	1.89	5%	2.11	2.04	3%
Copper - All-in sustaining costs on a co-product basis ($/lb)(1)(4)	2.49	2.12	17%	2.56	2.47	4%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.
(2)	As at December 31, 2025, the Company had 199,806,355 common shares issued and outstanding.
(3)	This supplementary financial measure within the meaning of National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure (“NI 51-112”) is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold and includes the impact from the Mount Milligan Streaming Agreement (defined below), copper hedges and mark-to-market adjustments on metal sold not yet finally settled.
(4)	All per unit costs metrics are expressed on a metal sold basis.
(5)	Amount does not include 1.4 million pounds of molybdenum roasted of toll material for the three months ended and 4.3 million pounds for the twelve months ended December 31, 2025 (0.8 million pounds for three months ended and 2.3 million pounds for twelve months ended December 31, 2024).

Overview of Consolidated Results

Fourth Quarter 2025 compared to Fourth Quarter 2024

Net earnings of $192.8 million were recognized in the fourth quarter of 2025, compared to net loss of $52.5 million in the fourth quarter of 2024. The increase in net earnings was primarily due to:

•	an impairment reversal of $147.6 million, related to the Kemess Project as a result of additional technical studies and project optimizations which in conjunction with increased long-term gold prices significantly improved the economics compared to a non-cash impairment loss of $193.6 million related to the Goldfield Project recognized in the fourth quarter of 2024, and

•	higher earnings from mine operations of $164.6 million recognized in the fourth quarter of 2025 compared to $79.3 million in the fourth quarter of 2024. The increase in earnings from mine operations was primarily due to higher average realized gold prices at the Öksüt Mine and higher average realized gold and copper prices and lower depreciation, depletion and amortization (“DDA”) at the Mount Milligan Mine. The increase was partially offset by lower ounces of gold sold at the Öksüt Mine and lower gold ounces and copper pounds sold at the Mount Milligan Mine.

The increase in net earnings was partially offset by:

•	higher other operating expenses of $29.9 million in the fourth quarter of 2025 compared to other operating income of $28.0 million in the fourth quarter of 2024. The increase in the other operating expenses is primarily attributable to an unrealized loss of $26.1 million on the financial asset related to the additional agreement with RGLD Gold AG (together with Royal Gold, Inc., “Royal Gold”) dated February 13, 2024 to increase cash payments for the Mount Milligan Mine’s gold and copper delivered to Royal Gold based on the delivery of certain threshold amounts from shipments occurring after January 1, 2024 (“Additional Royal Gold Agreement”);

•	higher share-based compensation expenses of $16.9 million recognized in the fourth quarter of 2025 compared to $0.8 million in the fourth quarter of 2024. The increase in share-based compensation expenses is primarily due to a higher share price;

•	lower unrealized gain of $12.7 million that was recognized in the fourth quarter of 2025 compared to $63.1 million in the fourth quarter of 2024 on the re-measurement of the amount due from Equinox Gold Corp. (“Equinox Gold”) in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021, reflecting updated gold price assumptions related to the final portion of contingent consideration owing to the Company from Equinox Gold; and

•	higher income tax expense of $64.8 million recognized in the fourth quarter of 2025 compared to income tax expense of $18.2 million in the fourth quarter of 2024, attributable to a drawdown on deferred income tax assets related to earnings at the Mount Milligan Mine, and higher income tax expense resulting from an increase in taxable income and higher withholding tax at the Öksüt Mine.

Adjusted net earningsNG of $83.2 million were recognized in the fourth quarter of 2025, compared to adjusted net earningsNG of $36.6 million in the fourth quarter of 2024. As discussed above, the increase in adjusted net earningsNG was primarily due to higher earnings from mine operations, partially offset by higher income tax expense and higher share-based compensation expenses.

The main adjusting items to net earnings, net of tax, in the fourth quarter of 2025 were:

•	$144.8 million related to the impairment reversal of the Kemess Project;

•	$17.1 million of unrealized loss, on the financial asset related to the Additional Royal Gold Agreement;

•	$35.3 million of deferred income tax adjustments reflecting primarily the impact of deferred withholding tax at the Öksüt Mine, the impact of foreign exchange rate movement and changes in taxable differences on deferred tax assets and liabilities at the Mount Milligan Mine;

•	$12.7 million of unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Gold Mines Partnership in 2021; and

•	$5.5 million of unrealized gain on non-strategic equity investments recorded at fair value through profit and loss (“FVTPL”).

The main adjusting items to net earnings, net of tax, in the fourth quarter of 2024 were:

•	$193.6 million of a non-cash impairment loss related to the Goldfield Project;

•	$63.1 million of an incremental gain on the sale of Greenstone Partnership;

•	$33.9 million of unrealized gain on the financial asset related to the Additional Royal Gold Agreement; and
•	$9.9 million of unrealized gain on foreign exchange mainly from the movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project.

Cash provided by operating activities was $103.1 million in the fourth quarter of 2025, compared to $92.8 million in the fourth quarter of 2024. The increase was primarily attributable to $85.3 million higher earnings from mine operations as discussed above, partially offset by higher cash taxes paid at the Öksüt Mine and a $56.0 million unfavorable working capital change. The unfavorable working capital change was primarily related to $37.9 million unfavorable working capital movement at the Mount Milligan Mine due to the timing of sales and cash collection from shipments and an $8.1 million unfavorable working capital movement at the Langeloth Facility from the inventory build-up in anticipation of ongoing production capacity ramp-up.

Free cash flowNG of $12.0 million was recognized in the fourth quarter of 2025, compared to free cash flowNG of $47.0 million in the fourth quarter of 2024. The decrease in free cash flowNG was primarily due to higher property, plant and equipment additions primarily related to a $23.5 million increase in capital spending at the Thompson Creek Mine, timing of capital spending at the Mount Milligan Mine and the Öksüt Mine, partially offset by higher cash provided by operating activities as outlined above.

Year ended December 31, 2025 compared to December 31, 2024

Net earnings of $584.0 million were recognized in 2025, compared to net earnings of $80.4 million in 2024. The increase in net earnings was primarily due to:

•	an impairment reversal of $341.1 million related to the Goldfield and Kemess Projects as outlined above;

•	higher earnings from mine operations of $463.8 million in 2025 compared to $378.0 million in 2024. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices, lower DDA at the Mount Milligan Mine and higher average realized gold prices at Öksüt Mine. These impacts were partially offset by lower ounces of gold sold and higher royalty expense at the Öksüt Mine and lower gold ounces and copper pounds sold at the Mount Milligan Mine; and

•	lower expensed exploration and evaluation costs of $50.7 million recognized in 2025, compared to $70.7 million in 2024. The decrease was primarily attributable to a $21.0 million decrease in project evaluation costs at the Thompson Creek Mine, as the costs are now capitalized for this project.

The increase in net earnings was partially offset by:

•	higher other operating expenses of $12.6 million in 2025 compared to $2.4 million in 2024. The increase in the other operating expenses is primarily attributable to lower unrealized gain of $3.0 million in 2025 compared to $23.5 million in 2024 on the financial asset related to the Additional Royal Gold Agreement;

•	higher share-based compensation expenses of $27.9 million recognized in 2025 compared to $5.2 million in 2024 primarily attributable to a higher share price;

•	a lower unrealized gain of $50.5 million was recognized in 2025 compared to $63.1 million in 2024 due to the re-measurement of the amount due from Equinox Gold in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021, reflecting updated gold price assumptions related to the final portion of contingent consideration owing to the Company from Equinox Gold;

•	a lower reclamation recovery of $7.5 million recognized in 2025 compared to $25.3 million in 2024 primarily attributable to changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project. In addition, there was a reclamation recovery of $15.1 million recognized in 2024 at the Thompson Creek Mine from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows. No reclamation expense or recovery was recognized at the Thompson Creek Mine in 2025 due to the commencement of development;

•	lower other non-operating income of $25.8 million recognized in 2025 compared to $49.1 million in 2024 primarily due to a $0.9 million unrealized foreign exchange loss compared to $21.8 unrealized foreign exchange gain attributable to a movement in foreign currency exchange rates and a $9.3 million decrease in interest income earned on the Company’s cash balance, and

•	higher income tax expense of $147.0 million recognized in 2025 compared to income tax expense of $93.7 million in 2024. The increase in higher income tax expense is attributable to a drawdown on deferred income tax assets related to earnings at the Mount Milligan Mine, and higher income tax expense resulting from an increase in taxable income and higher withholding tax at the Öksüt Mine.

Adjusted net earningsNG of $228.6 million were recognized in 2025, compared to adjusted net earningsNG of $152.9 million in 2024. The increase in adjusted net earningsNG was due primarily to higher earnings from mining operations, lower expensed exploration and evaluation costs as outlined above, partially offset by higher other operating expenses, higher share-based compensation expenses and higher income tax expense as outlined above.

The main adjusting items to net earnings, net of tax, in 2025 were:

•	$144.8 million related to the impairment reversal of the Kemess Project;

•	$193.5 million related to the impairment reversal of the Goldfield Project;

•	$50.6 million of an unrealized gain on the re-measurement of the amount due related to the sale of the Company’s interest in the Greenstone Gold Mines Partnership in 2021;

•	$3.2 million of unrealized gain, on the financial asset related to the Additional Royal Gold Agreement;

•	$37.1 million impact of deferred income tax adjustments reflecting primarily of deferred withholding tax at the Öksüt Mine, the impact of foreign exchange rate movement and changes in taxable differences on deferred tax assets and liabilities at the Mount Milligan Mine

•	$7.5 million of reclamation provision revaluation recovery as outlined above; and

•	$7.4 million of unrealized gain on current portion of equity investments recorded at FVTPL.

The main adjusting items to net earnings, net of tax, in 2024 were:

•	$193.6 million of a non-cash impairment loss related to the Goldfield Project;

•	$63.1 million of an incremental gain on the sale of Greenstone Partnership;

•	$25.4 million of reclamation provision revaluation recovery, as noted above;

•	$23.5 million of unrealized loss on the financial asset related to the Additional Royal Gold Agreement; and

•	$12.0 million of unrealized gain on foreign exchange mainly from the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and Kemess Project

Cash provided by operating activities was $348.6 million in 2025 compared to $298.4 million in 2024. The increase in cash provided by operating activities was primarily due to $85.8 million higher earnings from mine operations, $18.8 million lower expensed exploration and evaluation costs as discussed above and $20.1 million in lower income tax payments at the Öksüt Mine. The increase was partially offset by a $24.4 million unfavorable working capital movement at the Langeloth Facility due to inventory build-up in anticipation of ongoing production capacity ramp-up and timing of collection from molybdenum sales, a $12.3 million unfavorable working capital movement related to the timing of sales and cash collection from shipments at the Mount Milligan Mine and a $20.9 million unfavorable working capital movement at the Öksüt Mine from the build-up of gold-in-circuit inventory.

Free cash flowNG of $95.0 million was recognized in 2025 compared to free cash flowNG of $138.6 million in 2024. The decrease in free cash flowNG was primarily due to higher property, plant and equipment additions primarily related to a $83.8 million increase in capital spending at the Thompson Creek Mine, partially offset by higher cash provided by operating activities as outlined above.

Recent Events and Developments

Kemess Project Resource Update and PEA

On January 19, 2026, Centerra issued a news release that provided the results of the Preliminary Economic Assessment (“Kemess PEA”) for the Kemess Project. The Kemess PEA is supported by an expanded mineral inventory of over 2.3 million ounces of contained gold and 851 million pounds of contained copper, representing 47% of the total indicated and inferred resource tonnes. Based on long-term metal price assumptions of $3,000 per ounce for gold and $4.50 per pound for copper, and applying a 5% discount rate, the Kemess PEA estimates an after-tax net present value (5%) (“NPV5%”) of approximately $1.1 billion and an after-tax internal rate of return (“IRR”) of approximately 16%.

The Kemess PEA outlines a development approach in which open pit mining begins first, followed by the start of underground production approximately two years later. This approach supports strong economics, including an initial 15-year mine life with average annual production of 171,000 ounces of gold and 61 million pounds of copper, at an AISC on a by-product basisNG of $971 per ounce. Kemess has the scale and jurisdictional advantages to complement Mount Milligan as a cornerstone asset.

Initial non-sustaining capital expendituresNG of $771 million are required to achieve first production which is primarily focused on open pit capital stripping, refurbishment of the processing plant, open pit infrastructure, camp and an underground and surface conveyor system from the pit to the process plant. An additional $277 million of expansionary non-sustaining capital expendituresNG will be required subsequent to the open pit start-up to achieve production from underground operations.

The Company performed an impairment reversal test in the fourth quarter of 2025 and recognized an impairment reversal of $144.8 million in the period.

Looking ahead to 2026, Centerra is advancing pre-feasibility study (“Kemess PFS”) scopes to further de-risk the project and refine development plans. A Kemess PFS is expected to be completed in 2027.

Mount Milligan Mine Pre-Feasibility Study

On September 11, 2025, Centerra issued a news release that provided the results of the Mount Milligan Mine pre-feasibility study (“MTM PFS”), confirming a life of mine extension by approximately 10 years to 2045, supported by an optimized mine plan estimating average annual production of 150,000 ounces of gold and 69 million pounds of copper from 2026 to 2042, followed by the processing of low-grade stockpiles from 2043 to 2045. Centerra’s recent infill drilling program, targeting tighter drill spacing in key areas of the deposit, was incorporated into the MTM PFS, improving confidence in the geology and mine plan. Proven and probable reserves increased significantly to 4.4 million ounces of contained gold and 1.7 billion pounds of contained copper, representing a 56% and 52% increase, respectively, from year-end 2024 stated reserves which will require the construction of a second tailings storage facility (“TSF”) planned north of the existing TSF. The TSF footprint has been designed to accommodate future lifts, providing flexibility for potential further life of mine extensions.

The MTM PFS outlines key operational improvements, to support longer haul distances, higher material movement, and stockpile development, with increased mining rates enabled through the purchase of five additional haul trucks. The MTM PFS also outlines investment in mill motor upgrades and flotation cells to increase process plant throughput by about 10% to 66,300 tonnes per day and increase metal recovery by approximately 1%.

Non-sustaining capital expendituresNG of $186 million are planned for the life of mine extension with most of these costs expected to be incurred in the early-to-mid 2030s and expected to be fully funded from available liquidity and future cash flow from operations. The primary investment relates to the construction of the second TSF of $114 million slated for years 2032 and 2033. Approximately $36 million of non-sustaining capitalNG will be spent on process plant expansion and approximately $28 million on fleet additions consisting of the five new haul trucks. The remaining $7 million is related to overall improvements to site infrastructure.

The Mount Milligan Mine was previously selected by the Province of British Columbia as one of four mining projects which would qualify for expedited permitting to support economic development in the province. Subsequent to year-end, the Mount Milligan Mine received an amended environmental assessment and all related permits, allowing operations to continue through 2035. The approvals also include authorization for a 10% increase in mill throughput beginning in 2028 and increased stockpile capacity needed for plant feed flexibility. The receipt of these permit amendments, less than one year from being submitted, met the expedited schedule as per the province’s commitment.

Goldfield Project Construction Decision

The Company has completed a technical study of the Goldfield Project, which outlined attractive economics of an after-tax NPV5% of $245 million and an after-tax IRR of 30%, using a long-term gold price of $2,500 per ounce. At spot gold prices of $4,500 per ounce, the NPV5% increases to $794 million. The technical study forecasts a mine life of approximately seven years, average annual gold production of 100,000 ounces between 2029 and 2032, and a life of mine AISC of $1,392 per ounce. First production is expected by the end of 2028, and the production profile indicates a total of 533,000 ounces of gold production at head grade of 0.66 g/t and production costs of $1,077 per ounce over the life of mine.

Since the initial resource estimate was published for the Goldfield Project in February 2025, the gold price increased significantly, supporting an updated long-term price assumption of $2,500 per ounce for the Goldfield Project’s economics at the time of the study. The Company implemented a gold hedging strategy covering 50% of gold production in 2029 and 2030, with a gold price floor of $3,200 per ounce and an average gold price cap of $4,435 per ounce in 2029 and $4,705 per ounce in 2030 to protect margins, safeguard economics in the early years of the Goldfield Project, and expedite the capital payback period, while preserving upside potential. This approach is designed to ensure predictable cash flow during the ramp-up phase, with almost 80% of life-of-mine production remaining unhedged and fully exposed to market prices.

Following the completion of additional technical work and project optimizations in July 2025, Centerra’s board of directors (the “Board”) approved the construction of the Goldfield Project in August 2025. The initial capital investment is estimated to be $252 million, to be funded by the Company’s existing liquidity, and the project is expected to benefit from a short timeline to first production by the end of 2028, and low execution risk given its relatively simple process flow sheet. Nevada offers a stable regulatory environment, skilled workforce, and strong support for resource development.

The Company performed an impairment reversal test in the third quarter of 2025 and recognized an impairment reversal of $193.5 million in the period.

Subsequent to the construction decision, the Company has continued work on advancing the project planning for early execution and permitting. The Company continues to focus on key project milestones such as detailed engineering and site establishment. In addition, the Company advanced site leadership planning, and hired a general manager in early 2026.

Restart of the Thompson Creek Mine and Strategic Plan for the Molybdenum BU

On September 12, 2024, Centerra announced the results of the Thompson Creek Mine feasibility study (“TCM FS”), including a strategic, integrated business plan for its Molybdenum BU consisting of a restart of the Thompson Creek Mine and a commercially optimized plan for the Langeloth Facility. Following the completion of a feasibility study and commercial optimization plan, the Board approved the full restart of operations at the Thompson Creek Mine and a progressive ramp-up of production at the Langeloth Facility.

The TCM FS estimated capital investment to restart the Thompson Creek Mine of approximately $397 million which has been updated to the range of $425 to $450 million reflecting inflationary impacts as the Feasibility Study was based on 2024 costs, additional maintenance requirements for certain mining equipment, and refinements to the mine plan. The capital required is significantly de-risked due to an existing pit, advanced equipment rebuilds and purchases, and an existing process plant that requires modest upgrades and refurbishments. A majority of the anticipated capital expenditures is focused on capitalized stripping, plant refurbishments and mine mobile fleet upgrades. At current metal prices, the capital investment to restart the Thompson Creek Mine is being internally funded largely from cash flows provided by the Mount Milligan Mine and the Öksüt Mine.

Fourth Quarter 2025 Highlights of Restart Activities

Since the restart decision in September 2024, the Thompson Creek Mine achieved approximately 27% of physical infrastructure completion status with advancements in fabrication of critical components, site preparation, conveyor refurbishment, leach area and structural repairs, cyclone relining, motor and gearbox refurbishment and control system upgrades. Separately, the Company advanced pre-stripping activities, mine equipment refurbishments and purchases, construction of the local housing units, engineering studies, early mill works including demolition and procurement, and development of other site infrastructure.

The key milestones completed in the fourth quarter of 2025 include:

•	Pre-stripping operations continued with 8.8 million tons moved;

•	Mill refurbishment activities advanced and remain on track, with all major planned self-performed scopes of work completed, including continued progress across crusher, conveyor, and mill piping refurbishment activities, with demolition completed and replacement work transitioning into the next phase. Specifically, orders have been made on crusher refurbishment parts, new belt for the conveyor and components of the control system upgrade;

•	Advanced detailed engineering work for the TSF, including progress on tailings distribution engineering and associated procurement activities, with water balance management considerations integrated into the design; and

•	Advanced construction of housing units in neighboring communities, with housing development progressing on multiple fronts and company homes ready for occupancy.

The project schedule remains on track to target first production mid-2027, consistent with the feasibility study.

In the fourth quarter of 2025, the Company incurred non-sustaining capital expendituresNG of $50.5 million at the Thompson Creek Mine. Since the restart decision, non-sustaining capital expendituresNG incurred have totalled $163.8 million.

Change to the Turkish Government State Royalty

The Öksüt Mine is subject to the Turkish Government State Royalty (“Turkish royalty”), which is a sliding scale royalty, applicable to gold and other metals. The Turkish royalty rates for gold were last increased in 2020 and tend to be reviewed by the government of Türkiye every few years. On July 24, 2025, the Turkish parliament passed certain amendments to the Turkish Mining Law, which included an updated Turkish royalty rate table reflecting an elevated gold price environment. Under this new amendment, the maximum gold price threshold which applies to the Turkish royalty was updated from $2,100 per ounce to $5,100 per ounce, with higher royalty rates at elevated gold prices compared to previous rates. The change in royalty rates was retrospective to the beginning of 2025. The Turkish Mining Law continues to provide a reduction of 40% of the royalty amount payable for gold processed at refining facilities within Türkiye, which is the case for the Öksüt Mine.

Mount Milligan Mine Royalty

The Company is subject of a claim made by H.R.S. Resources Corp. (“H.R.S.”), the holder of a 2% royalty at Mount Milligan, in the first quarter of 2020. H.R.S. claimed that since November 2016 (when the royalty became payable) the Company has incorrectly calculated amounts payable under the royalty agreement and has therefore underpaid amounts owing to H.R.S.

The B.C. Court of Appeal rendered a written decision on January 13, 2026, which determined that the Company should be calculating the royalty on the full amounts received from offtakers who purchase Mount Milligan concentrate, notwithstanding that under the Royal Gold Streaming Agreement, we are immediately required to use a portion of those proceeds to purchase gold and copper credits for delivery to Royal Gold. This decision overturned a previous written decision from the B.C. Supreme Court that stated, among other things, that the Company was correct to include the effect of the Royal Gold Streaming Agreement when calculating the royalty. The Company has until March 2026 to seek leave to appeal from the Supreme Court of Canada. The Company is currently assessing how to recalculate the royalty payments owed to H.R.S. historically and going forward but believes the potential exposure in relation to this claim from what the Company has accrued as of December 31, 2025 in the amount of $23.2 million is not materially different. Centerra expects that payment of amounts required by the B.C. Court Appeal’s decision to be made in the first quarter of 2026.

Incident at the Langeloth Facility

On January 29, 2026, Centerra suspended operations at Langeloth Facility near Pittsburgh, Pennsylvania following an explosion adjacent to the acid plant. No fatalities, serious injuries or significant environmental releases were reported. The safety and well-being of employees, contractors and the surrounding community remain Centerra’s top priority. The Company is conducting a thorough investigation to determine the root cause of the incident, and that process remains ongoing. Operations at Langeloth remain temporarily suspended and the site team is co-operating with regulatory authorities, advancing repair activities and planning for a safe restart, with full operations expected to resume by May 2026. The impact was contained to an area of the site near the acid plant. Repairs are expected to cost approximately $5 to $10 million. As a result of the temporary suspension, working capital is expected to increase in the first quarter of 2026 as inventories build during the shutdown period. The Company continues to assess the full operational and financial impacts and will provide 2026 operating guidance for Langeloth at a later date.

Normal Course Issuer Bid

On November 10, 2025, the Company announced that it had received approval from the Toronto Stock Exchange (“TSX”) to renew its NCIB program. Under the renewed NCIB, Centerra may purchase for cancellation up to an aggregate of 20,129,230 common shares in the capital of the Company during the twelve-month period commencing on November 10, 2025 and ending on November 9, 2026, representing approximately 10% of the public float.

During the fourth quarter of 2025, the Company repurchased 2,297,900 common shares for a total consideration of $29.7 million (C$41.3 million) under its NCIB program. During the twelve months ended December 31, 2025, the Company repurchased 11,493,316 common shares for total consideration of $93.7 million (C$130.4 million) under its NCIB program.

Centerra has repurchased 23,884,446 shares since the inception of the buyback program.

Öksüt Optimization Study

Centerra has initiated a Life of Mine Optimization study at the Öksüt Mine to evaluate the asset’s full potential, including the incremental production potential of residual leaching of the heap leach facility and the inclusion of low-grade oxide mineralization, outside of the current reserve pit, into the mine plan. The study will explore options to extend gold recovery from existing leach pads through improved solution management, which will enhance residual metal extraction efficiency. The study is expected to be completed by the end of 2026 and will support updates to the mine’s long-term reclamation and site management plan, ensuring the operation continues to maximize metal recovery in a safe and responsible manner.

Board Changes

During the fourth quarter of 2025, the Company announced the appointment of Paul Wright as its new Chair of the Board of Directors, effective January 1, 2026. Paul Wright succeeds Michael Parrett who served as the Chair of the Board since 2019. Paul has over 40 years of international experience in the successful development and operation of both underground and open pit mines, including 20 years as President and CEO of Eldorado Gold Corporation. Michael Parrett will remain on the board and serve as an independent director.

Exploration Update

Exploration activities during the quarter included drilling, surface rock and soil sampling, geological mapping and geophysical surveying at the Company’s various projects and earn-in properties, targeting gold and copper mineralization in Canada, Türkiye, and the USA. The activities were primarily focused on drilling programs at the Mount Milligan Mine and the Kemess Project in British Columbia, and greenfield projects in Canada, USA, and Türkiye.

Mount Milligan Mine

In 2025, a total of 48,372 metres of infill drilling was completed in 169 drillholes, and 8,462 metres of brownfield exploration drilling was completed in 31 drillholes. Brownfield exploration focused on targets west of the current ultimate pit margins including the North Slope, Goldmark, Saddle West, and Boundary zones. Drilling at Goldmark area returned significant gold assay results from the upper portions of the hole and identified increased porphyry mineralization at depth. This has resulted in the extension of the resource shell towards North Slope area. At the South Boundary area, drilling identified high-grade gold, low copper vein mineralization confirming previous interpretation that the zone represents a gold rich cap of an underlying porphyry deposit, similar to the geometry of the 66 zone and the Magnetite breccia (“MBX”) stock.

Kemess Project

In 2025, 27,757 metres of drilling was completed for the Kemess Main (North) from 83 drillholes. The holes were planned to infill, resources areas within the Kemess Main pit and Kemess underground and to expand resources within Nugget, Central Ridge and Offset zones. Results received confirm the expected mineralization within the resource pit and within the Nugget and Kemess main pit areas. Results received for the Offset area drilling also confirm the potential to delineate resources. At the Kemess South, drilling was carried out to test for potential mineralization west of the Kemess South bounding fault. A total of 4,179 metres from 10 holes were completed.

2026 Outlook

The Company’s full year 2026 outlook, and comparative actual results for the year ended December 31, 2025 of certain operating metrics are set out in the sections below.

Gold and Copper Assets

	Units	2026 Guidance			2025 Actual
Production
Total gold production(1)	(koz)	250	-	280	275
Mount Milligan Mine(2)(3)(4)	(koz)	140	-	155	148
Öksüt Mine	(koz)	110	-	125	128
Total copper production(2)(3)(4)	(Mlb)	50	-	60	50
Unit Costs(5)
Gold production costs(1)	($/oz)	1,500	-	1,600	1,297
Mount Milligan Mine(2)	($/oz)	1,450	-	1,550	1,388
Öksüt Mine	($/oz)	1,650	-	1,750	1,199
All-in sustaining costs on a by-product basisNG(1)(4)	($/oz)	1,650	-	1,750	1,614
Mount Milligan Mine(4)	($/oz)	1,200	-	1,300	1,194
Öksüt Mine	($/oz)	1,850	-	1,950	1,613
Capital Expenditures
Additions to PP&E	($M)	155	-	200	138.3
Mount Milligan Mine	($M)	115	-	135	85.6
Öksüt Mine	($M)	5	-	15	51.8
Goldfield Project	($M)	30	-	40	—
Kemess Project	($M)	5	-	10	0.8
Total Capital ExpendituresNG	($M)	155	-	200	119.1
Sustaining Capital ExpendituresNG	($M)	85	-	105	101.9
Mount Milligan Mine	($M)	80	-	90	63.6
Öksüt Mine	($M)	5	-	15	38.3
Non-sustaining Capital ExpendituresNG	($M)	70	-	95	17.2
Mount Milligan Mine	($M)	35	-	45	16.4
Goldfield Project	($M)	30	-	40	—
Kemess Project	($M)	5	-	10	0.8
Other Items
Current income tax and BC mineral tax expense(1)	($M)	111	-	133	98.8
Mount Milligan Mine	($M)	6	-	8	5.4
Öksüt Mine	($M)	105	-	125	93.4
Depreciation, depletion and amortization	($M)	90	-	110	107.7
Mount Milligan Mine	($M)	40	-	50	59.2
Öksüt Mine	($M)	50	-	60	48.5
Evaluation Costs (primarily related to the Kemess Project)	($M)	18	-	25	11.8
Care and Maintenance - Kemess Project	($M)	13	-	15	13.3

1.	Consolidated Centerra figures.

2.	The Mount Milligan Mine is subject to an arrangement with RGLD Gold AG and Royal Gold Inc. (together, “Royal Gold”) which entitles Royal Gold to purchase 35% and 18.75% of gold and copper produced, respectively, and requires Royal Gold to pay $435 per ounce of gold and 15% of the spot price per metric tonne of copper delivered (“Mount Milligan Mine Streaming Agreement”). Using assumed market prices of $4,500 per ounce of gold and $5.00 per pound of copper for 2026, the Mount Milligan Mine’s average realized gold and copper price for 2026 would be $3,077 per ounce and $4.20 per pound, respectively, compared to average realized prices of $2,608 per ounce and $3.96 per pound in 2025, when factoring in the Mount Milligan Streaming Agreement and concentrate refining and treatment costs.
3.	Gold production for 2026 at the Mount Milligan Mine assumes estimated recoveries of 60% to 62% and compares to actual gold recovery of 60.3% achieved in 2025. Copper production for 2025 assumes recovery 75% to 77% for copper and compares to actual copper recovery of 75.8% achieved in 2025.
4.	Unit costs include a credit for forecasted copper sales treated as by-product for all-in sustaining costsNG. Production for copper and gold reflects estimated metallurgical losses resulting from handling of the concentrate and metal deductions levied by smelters.
5.	Units noted as ($/oz) relate to gold ounces.

Production Profile

In 2025, the Company reported consolidated gold and copper production of 275,316 ounces of gold and 50.5 million pounds of copper, respectively. Centerra’s 2026 consolidated gold production is projected to be between 250,000 and 280,000 ounces with 2026 copper production expected to be between 50 to 60 million pounds.

Mount Milligan Mine

In 2025, the Mount Milligan Mine produced 147,581 ounces of gold and 50.5 million pounds of copper, which was in line with the recently announced PFS mine plan. In 2026, the Mount Milligan Mine’s gold production guidance is projected to be between 140,000 to 155,000 ounces and copper production guidance is projected to be between 50 to 60 million pounds. In 2026, mill throughput, gold grades, and copper grades are expected to be similar to those in 2025 and in line with the MTM PFS. The Mount Milligan plant is scheduled for two major shutdowns in the first and third quarters of 2026 to complete relining of the SAG and ball mills. Gold production and sales are expected to be higher in the second and third quarters of 2026, reflecting planned mine sequencing, with approximately 20% of full-year gold production expected in the first quarter of 2026. Copper production and sales are expected to be evenly weighted throughout 2026. Sales and monetization of gold ounces and copper pounds are dependent on the timing of ocean vessels and may result in some timing differences between produced and sold ounces.

Öksüt Mine

In 2025, the Öksüt Mine produced 127,734 ounces of gold. In 2026, gold production guidance at the Öksüt Mine is projected to be between 110,000 and 125,000 ounces of gold. Ore mined in 2026 is planned to be sourced from Phase 5 and Phase 6 of the Keltepe Pit, which contains slightly lower grades than ore mined in 2025 and drives gold production guidance below 2025 actual production levels. Gold sales are expected to closely follow gold production and be relatively evenly distributed throughout 2026.

Cost Profile

In 2025, the Company’s consolidated gold production costs amounted to $1,297 per ounce. In 2026, the Company anticipates its consolidated gold production costs to range from $1,500 to $1,600 per ounce. The expected increase in the gold production costs per ounce in 2026 is largely due to the impact of net inflation in Türkiye and an increased royalty cost at the Öksüt Mine, driven by higher gold prices and higher royalty rates compared to 2025.

Consolidated all-in sustaining costs on a by-product basisNG were $1,614 per ounce in 2025. In 2026, the Company expects its consolidated all-in sustaining costs on a by-product basisNG to be in the range of $1,650 to $1,750 per ounce. Consolidated all-in sustaining costs on a by-product basisNG in 2026 are driven by increased expected royalty costs at the Öksüt Mine which are mostly offset by higher expected by-product credits at the Mount Milligan Mine driven by copper prices.

Mount Milligan Mine

In 2025, the Mount Milligan Mine reported gold production costs of $1,388 per ounce. In 2026, the Company anticipates the Mount Milligan Mine’s gold production cost guidance to be in the range of $1,450 to $1,550 per ounce, which considers general cost inflation in Canada and is slightly higher than 2025 costs. Gold production costs in 2026 are expected to remain consistent with the MTM PFS. Approximately 90% of the Mount Milligan Mine’s costs are sourced from Canadian vendors and the Company is continuously evaluating implications from the current tariff environment but does not expect significant impact from tariffs levied on imported goods.

Copper production costs at the Mount Milligan Mine were $2.11 per pound in 2025. In 2026, copper production costs are projected to be in the range of $2.00 to $2.50 per pound.

At the Mount Milligan Mine, all-in sustaining costs on a by-product basisNG were $1,194 per ounce in 2025. In 2026, all-in sustaining costs on a by-product basisNG are expected to range from $1,200 to $1,300 per ounce. All-in sustaining costs on a by-product basisNG in 2026 are expected to be similar to 2025 with increased capital spending expected to be mostly offset by increased by-product credits.

Öksüt Mine

In 2025, the Öksüt Mine reported gold production costs of $1,199 per ounce. In 2026, the Company estimates the Öksüt Mine’s gold production costs to be in the range of $1,650 to $1,750 per ounce. Gold production costs per ounce are expected to be higher due to the impact of net inflation in Türkiye, slightly lower gold production and sales, and an increased royalty costs, driven by higher royalty rates and higher gold prices compared to 2025. The royalty is expected to constitute between $650 to $750 per ounce of gold production costs in 2026.

The Öksüt Mine’s all-in sustaining costs on a by-product basisNG were $1,613 per ounce in 2025. In 2026, the Company expects the Öksüt Mine’s full year all-in sustaining costs on a by-product basisNG to be in the range of $1,850 to $1,950 per ounce. The Company expects all-in sustaining costs on a by-product basisNG per ounce to be relatively higher in 2026 compared to 2025 due to the impact of higher gold production costs per ounce slightly offset by lower sustaining capital expendituresNG.

Capital Expenditures

Additions to Property, Plant and Equipment (“PP&E”) include certain non-cash additions to PP&E such as changes in future reclamation costs and capitalization of leases. Capital expendituresNG, which comprise sustaining capital expendituresNG and non-sustaining capital expendituresNG, exclude such non-cash additions to PP&E. The reconciliation of additions to PP&E and capital expendituresNG is included in the Non-GAAP and Other Financial Measures section of this MD&A.

In 2025, consolidated additions to PP&E for gold and copper assets were $138.3 million and total capital expendituresNG for these assets were $119.2 million. In 2026, both consolidated additions to PP&E and total capital expendituresNG are planned to be in the range of $155 to $200 million for the gold and copper asset portfolio. Total capital expendituresNG are expected to be relatively higher in 2026 compared to the previous year, primarily due to the planned capital expendituresNG related to water management projects and buttress foundation construction at the Mount Milligan Mine as well as initial construction activities at the Goldfield Project, which are partially offset by lower planned capital expendituresNG at the Öksüt Mine.

The Mount Milligan Mine’s additions to PP&E in 2025 were $85.6 million and total capital expendituresNG were $80.0 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $0.8 million and costs capitalized into right of use assets of $4.0 million. In 2026, the Mount Milligan Mine is expecting additions to PP&E and total capital expendituresNG to be in the range from $115 to $135 million. Total capital expendituresNG include sustaining capital expendituresNG in the range from $80 to $90 million and non-sustaining capital expendituresNG in the range from $35 to $45 million. Non-sustaining capital expendituresNG planned for 2026 include purchases of additional mining equipment to increase tonnes moved, maintenance shop expansion to accommodate the increased fleet, buttress foundation construction to allow for the successive buttress raises over the course of the remaining life of the existing TSF, and exploration costs to continue testing for potential resource expansion to the west. A portion of the 2026 sustaining capital expendituresNG relates to capitalized TSF construction costs amounting to the range of $25 to $30 million with the remaining sustaining capital expendituresNG largely related to water management projects to sustain water access and availability and major component replacements within the operating fleet. Total capital expendituresNG remain in line with the MTM PFS with the exception of increased capital expendituresNG related to water management projects and buttress foundation construction as mentioned above.

The Öksüt Mine’s additions to PP&E in 2025 were $51.8 million and total capital expendituresNG were $38.3 million. The difference between additions to PP&E and capital expendituresNG was mainly due to a change in future reclamation costs of $11.6 million and the costs capitalized to right of use assets of $2.0 million. The 2025 capital expendituresNG program primarily related to Phase 3B of the heap leach pad expansion, the waste rock dump expansion and the contact water treatment plant project, which were largely completed in 2025. As a result, sustaining capital expendituresNG are expected to be lower in 2026, in the range of $5 to $15 million, reflecting a shift from major project execution in 2025 to completion activities and ongoing support of production facilities in 2026.

On August 6, 2025, the Board authorized the Goldfield Project for construction. Following the approval of the project, the work program at the Goldfield Project for the remainder of 2025 was focused on studies and field campaigns and substantially all of these costs were expensed. In 2026, the Goldfield Project is expecting additions to PP&E and non-sustaining capital expendituresNG to be in the range of $30 to $40 million as the Company begins to execute on its plan to build the project. The 2026 capital expendituresNG program primarily relates to advancing detailed engineering work, long-lead procurement activities, initial site general earthworks and power line construction. As outlined in the technical study, the Goldfield Project is expected to require an investment of approximately $252 million in total non-sustaining capital expendituresNG before first production, which is expected by the end of 2028.

The Kemess Project’s additions to PP&E and non-sustaining capital expendituresNG in 2025 were $0.8 million. In 2026, the Kemess Project is expecting additions to PP&E and total capital expendituresNG to be in the range of $5 to $10 million. The 2026 capital expendituresNG program primarily relates to costs needed to restart the water treatment plant and early works around the camp infrastructure. As the Kemess Project remains focused on project evaluation activities, a majority of the costs are expensed and recorded within exploration and evaluation or care and maintenance as further outlined in the section below.

Depreciation, Depletion and Amortization

In 2025, the Company’s DDA expense included in the cost of sales for gold and copper producing assets was $107.7 million. The Mount Milligan Mine’s DDA expense in 2025 was $59.2 million and the Öksüt Mine’s DDA expense was $48.5 million. In 2026, the Company estimates DDA expense to be in the range of $90 to $110 million, including $50 to $60 million at the Öksüt Mine and $40 to $50 million at the Mount Milligan Mine, which is consistent with DDA expense in 2025.

Current Taxes and Tax Payments

The Mount Milligan Mine’s current British Columbia mineral tax expense in 2025 was $5.4 million and the cash taxes paid were $4.3 million. The difference between current tax expense and cash taxes paid is due to timing of tax payments. In 2026, Mount Milligan Mine’s current British Columbia mineral tax expense and tax payments are each expected to be in the range of $6 to $8 million.

The Öksüt Mine’s current income tax expense in 2025 was $93.4 million, including a withholding tax of $22.9 million on the repatriation of Öksüt Mine’s earnings. Total cash taxes paid by the Öksüt Mine in 2025 were $84.2 million, including a withholding tax of $19.0 million on the repatriation of Öksüt Mine’s earnings. The difference between current tax expense and cash taxes paid is due to timing of tax payments. In 2026, the Öksüt Mine income tax expense is expected to be in the range of $105 to $125 million and is primarily driven by elevated gold prices. The Öksüt Mine income tax expense reflects a 25% income tax rate on taxable income, and a withholding tax expense of $12 million on repatriation of a portion of the Öksüt Mine’s retained earnings in 2025. The Öksüt Mine is expected to pay approximately $105 to $125 million in cash taxes in 2026.

Kemess Project costs (excluding capital expendituresNG outlined above)

The work program at the Kemess Project continues to be focused on project evaluation activities including resource in-fill and exploration drilling as well as technical studies. In 2025, the Kemess Project’s expenditures amounted to $27.2 million, comprised of $13.3 million for care and maintenance costs, $10.4 million related to exploration, and $3.6 million related to technical studies focused on the PEA.

In 2026, the Kemess Project’s expenditures are projected to be in the range of $13 to $15 million on care and maintenance, $5 to $7 million on exploration drilling, and $17 to $23 million on technical studies related to the PFS expected to be issued in 2027 (included in the Evaluation Costs). The Company continues to evaluate concepts for the property as outlined in the Recent Events and Developments section of this MD&A and provided in the results of a PEA released on January 19, 2026.

Molybdenum Business Unit

	Units	2026 Guidance			2025 Actual
Capital Expenditures	($M)
Additions to PP&E	($M)	205	-	235	156.1
Thompson Creek Mine	($M)	205	-	235	156.1
Total capital expendituresNG	($M)	190	-	220	134.2
Non-sustaining capital expendituresNG - Thompson Creek Mine	($M)	190	-	220	134.2
Other Items	($M)
Care and Maintenance Cash Expenditures - Endako Mine	($M)	6	-	8	5.2
Reclamation Costs - Endako Mine	($M)	1	-	2	5.3

Thompson Creek Mine

Since the restart decision in September 2024, significant progress has been made in advancing the project. The Thompson Creek Mine’s additions to PP&E and total capital expendituresNG in 2025 were $156.1 million and $134.2 million, respectively. The difference between additions to PP&E and capital expendituresNG was mainly due to a change to future reclamation costs of $6.6 million and capitalized DDA of $10.8 million. Since the restart decision in September 2024, non-sustaining capital expendituresNG total $163.8 million including capitalized stripping costs of $81.9 million, equipment refurbishments and capital equipment purchases of $35.9 million, engineering studies of $24.7 million and other capitalized costs of $21.3 million. In 2026, the Thompson Creek Mine’s additions to PP&E are expected to be in the range of $205 to $235 million (inclusive of capitalized DDA) and total capital expendituresNG are expected to be in the range of $190 to $220 million, including:

•	Advance ore access at Thompson Creek and begin contract mining activities at the north wall to de-risk execution of first production in 2027.

•	Commissioning an additional production shovel to increase tons moved and perform mobilization of a mining contractor in the certain mining areas to de-risk execution of the plan.

•	Substantially complete mill construction and transition to commissioning readiness.

•	Progress tailings and water-management infrastructure to support start-up, including the tailings dam rock toe buttress construction and tie-in works to de-risk the operation.

•	Ramp up of operating and commissioning teams and staff critical roles, specifically in the mill area.

•	Deliver housing and priority site infrastructure to support workforce growth and de-risk start-up.

•	Finalize operations-readiness and continue training, procedures, and cross-functional coordination.

•	Maintain the schedule targeting majority of overall construction completion, with commissioning to follow in 2027.

The Company expects the total project spending will increase to a range of $425 million to $450 million. This represents an approximate 5-10% increase from the prior estimate of $397 million and is driven by some inflation increases to the costs assumed in the feasibility study, additional maintenance incurred for mining equipment and the pull-forward of some activities to de-risk the execution of the start-up of production activities in 2027. The project remains on track for first production expected mid-2027.

The Company estimates that the majority of costs at the Thompson Creek Mine will relate to goods and services sourced domestically within the United States and, as such, does not anticipate a material impact from import tariffs at this time.

Langeloth Facility

In 2025, the Langeloth Facility roasted and sold 14.2 million and 14.0 million pounds, respectively. The Langeloth Facility has continued the previously disclosed ramp-up of operations and is planning to increase roasting volumes over time. In early 2026, the Company initially suspended all operations at the Langeloth Facility following an explosion. Operations at the Langeloth Facility remain temporarily suspended. Refer to Recent Events and Developments section in this MD&A. The Company anticipates providing a 2026 guidance range for production of molybdenum at a later date.

In 2025, Langeloth Facility’s earnings from operations was $0.6 million, including DDA of $4.5 million, and adjusted EBITDANG was $6.3 million. The Company anticipates providing a 2026 guidance on the Langeloth Facility’s earnings from operations and adjusted EBITDANG at a later date.

In 2025, the cash provided by operations at the Langeloth Facility for the full year was primarily driven by adjusted EBITDANG and changes in working capital. The working capital requirements at the Langeloth Facility are highly dependent on market molybdenum prices. In 2025, average molybdenum market price increased from $21.08 per pound at the end of the fourth quarter of 2024 to $22.70 per pound at the end of the fourth quarter in 2025 and the Langeloth Facility reported approximately $31 million in incremental working capital investment partially due to the build-up of inventory volumes necessary for the ongoing capacity ramp-up and partially due to the increase in the average molybdenum market price.

In 2025, the Langeloth Facility’s additions to PP&E and total capital expendituresNG were $1.7 million. The Company anticipates providing a 2026 guidance regarding capital expendituresNG at a later date.

Endako Mine

In 2025, the Company's share of cash expenditures at the Endako Mine totaled $11.0 million, including $5.2 million for care and maintenance, $5.3 million for reclamation, and an incremental working capital outflow of $0.5 million. In 2026, the Company’s share of care and maintenance expenditures at the Endako Mine are expected to be between $6 and $8 million and reclamation expenditures are expected to be $1 to $2 million.

Global Exploration Projects

(Expressed in millions of United States dollars)	Units	2026 Guidance			2025 Actual
Project Exploration(1)	($M)	40	-	50	46.6
Brownfield Exploration(1)	($M)	20	-	25	27.6
Greenfield and Generative Exploration	($M)	20	-	25	19.0

1.	Total and brownfield exploration costs include capitalized exploration costs at the Mount Milligan Mine of $7.6 million spent in 2025, and $4 to $6 million projected for the full year of 2026.

In 2025, total exploration expenditures were $46.6 million, including $39.0 million related to expensed exploration, and capitalized exploration costs of $7.6 million at the Mount Milligan Mine. In 2026, exploration expenditures are expected to range from $40 to $50 million. The exploration expenditures include $20 to $25 million of brownfield exploration and $20 to $25 million of greenfield and generative exploration programs. Over 90% of exploration expenditures are expected to be expensed. The exploration targets for brownfield projects in 2026 are expected to include continued drilling and testing at the Mount Milligan Mine and the Kemess Project. At the Mount Milligan Mine, programs are expected to focus on the western extension of the deposit and on in-fill drilling to upgrade inferred resources to the indicated category, including work between Goldmark and North Slope, and to expand resources at Saddle West and Boundary areas. At Kemess, work will continue to in-fill drill within the PEA resource areas, and advance drilling at the Kemess Offset zone.

Other Items

In 2025, corporate and administration expenses were $31.5 million, excluding stock-based compensation expense of $27.9 million and corporate depreciation of $0.8 million. In 2026, Corporate and administration expenses excluding stock-based compensation expense and corporate depreciation are expected to be in the range of $29 to $33 million.

As a result of the attainment of certain production thresholds at the Greenstone Mine, the Company is entitled to receive 33,333 additional contingent gold ounces (or equivalent cash payments) from Equinox Gold in relation to the sale of Centerra’s 50% interest in the Greenstone Gold Mines Partnership in 2021. Such contingent gold ounces are required to be delivered by the Company to Royal Gold as part of the Additional Royal Gold Agreement. Early in the fourth quarter of 2025, Centerra received a cash payment equivalent in value to 11,111 ounces of gold and 11,111 ounces of gold were delivered by the Company to Royal Gold. The Company anticipates the second contingent payment to be received in 2026 and the third in 2027.

2026 Material Assumptions

Other material assumptions or factors not mentioned above but used to estimate production and costs in 2026 after giving effect to the hedges in place as at December 31, 2025, include the following:

•	market gold price of $4,500 per ounce and an average realized gold price at the Mount Milligan Mine of $3,077 per ounce after reflecting the Mount Milligan Streaming Agreement (i.e., 35% of the Mount Milligan Mine’s gold is sold to Royal Gold for $435 per ounce) and gold refining costs;

•	market price of $5.00 per pound for copper. Realized copper price at the Mount Milligan Mine is estimated to average $4.20 per pound after reflecting the Mount Milligan Streaming Agreement (18.75% of the Mount Milligan Mine’s copper is sold to Royal Gold at 15% of the spot price per metric tonne), and copper treatment and refining costs;

•	exchange rates are as follows: $1USD:$1.38 CAD, and $1USD:45.00 Turkish lira; and

•	diesel fuel price of $0.90/litre or CAD$1.24/litre at the Mount Milligan Mine and $2.70/gallon at the Thompson Creek Mine.

The Additional Royal Gold Agreement is not expected to have a significant impact on these assumptions in 2026 as the increases in payments received by the Company for gold ounces and copper pounds delivered to Royal Gold are not expected to commence until approximately 2030.

Mount Milligan Streaming Agreement

Production at the Mount Milligan Mine is subject to the Mount Milligan Streaming Agreement. To satisfy its obligations under the Mount Milligan Streaming Agreement, the Company purchases refined gold and copper warrants and arranges for their delivery to Royal Gold. The difference between the cost of the purchases of refined gold and copper warrants, and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue and not a cost of operating the mine.

Other Material Assumptions

Production, cost, and capital expenditure forecasts for 2026 are forward-looking information and are based on key assumptions and subject to material risk factors that could cause actual results to differ materially from those estimated. Material assumptions used in forecasting production and costs for 2026, and related risk factors can be found under the heading “Cautionary Statement on Forward-Looking Information” in this document and under the heading “Risks That Can Affect Centerra’s Business” in the Company’s most recent Annual Information Form (“AIF”).

2026 Sensitivities

Centerra’s costs and cash flows for 2026 are sensitive to changes in certain key inputs. The Company has estimated the impact of any such changes on its net income, capital costs and cash flows as follows:

		Impact on ($ millions)
		Production Costs & Taxes	Capital Costs	Revenues	Cash flows	All-in sustaining costs on a by- product basis per ounceNG
Gold price(1)	$250/oz	12.5 - 13.0	—	45.0 - 46.5	32.0 - 34.0	32 - 34
Copper price(1)	10%	0.5 - 1.0	—	21.0 - 25.5	20.0 - 24.5	80 - 100
Diesel fuel(2)	10%	2.3 - 3.0	0.5 - 1.0	—	3.0 - 4.0	12 - 16
Canadian dollar(2),(3)	10 cents	15.0 - 23.0	0.1 - 0.5	—	15.0 - 23.5	60 - 90
Turkish lira(3)	10 liras	3.0 - 4.0	3.0 - 4.0	—	6.0 - 8.0	26 - 30

(1)	Includes the impact of hedging of 20,000 ounces for the Öksüt Mine’s gold sales in 2026. Excludes the effect of 35,004 ounces of gold with an average mark-to-market price of $4,338 per ounce and 11.5 million pounds of copper with an average mark-to-market price of $5.64 per pound outstanding under the Mount Milligan Mine’s contracts awaiting final settlement in future months as of December 31, 2025.

(2)	Includes the effect of the Company’s diesel fuel and Canadian dollar hedging programs, with current exposure coverage as of December 31, 2025 of approximately 47% and 59%, respectively.

(3)	Appreciation of the currency against the US dollar results in higher costs and lower cash flow and earnings. Depreciation of the currency against the US dollar results in decreased costs and increased cash flow and earnings.

Risks That Can Affect Centerra’s Business

Overview

The Company’s business contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors, including but not limited to those listed below, are similar across the mining industry while others are specific to the Company. The risk factors below may include details of how the Company seeks to mitigate these risks where possible. For additional discussion of risk factors please refer to the Company’s most recent Annual Information Form (the “AIF”), which is available on the Company’s website www.centerragold.com at SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov/edgar.

The Company is subject to risks that can have a material effect on the profitability, future cash flow, decommissioning and reclamation costs, financial condition of the Company and its stated mineral reserves. Some of these risks relate to the mining industry in general, and others apply to specific properties, operations or planned operations. The Company has implemented an enterprise risk management program which applies to all of its operations and corporate offices. The program is based on leading international risk management standards and industry best practice. It employs both a bottom-up and top-down approach to identify and address risks from all sources that threaten the achievement of the Company’s objectives. Each operating site and project is responsible for identifying, assessing, mitigating, and monitoring risk. Efforts are coordinated by appointed “Risk Champions” who facilitate the process and provide regular reporting to the Company’s corporate risk function.

The ability to deliver on the Company’s vision, strategic objectives and operating guidance depends on its ability to understand and appropriately respond to the uncertainties or “risks” the Company faces and may prevent it from achieving its objectives. In order to achieve this, the Company:

•	Maintains a framework that permits it to manage risk effectively and in a manner that creates the greatest value through risk informed decision making;

•	Integrates a process for managing risk into all of its important decision-making processes so that the Company reduces the effect of uncertainty on achieving its objectives;

•	Actively monitors key controls the Company relies on to achieve its objectives so that they remain in place and are effective at all times; and

•	Provides assurance to senior management and relevant committees of the Board on the effectiveness of key risk management activities.

The risk management program at the Company considers the full life of mine cycle from exploration through to closure. All aspects of the operations and the Company’s stakeholders are considered when identifying risks. As such, the Company’s risk management program encompasses a broad range of risks including technical, financial, commercial, social, reputational, health and safety, environmental, supply chain, governance, political, human resources, and information technology-related risks.

Board and Committee Oversight

The Board of Directors has oversight responsibilities for the policies, processes and systems for the identification, assessment, and management of the Company’s principal strategic, financial, and operational risks. Each of the Board’s standing committees is responsible for overseeing risks related to their areas of responsibility and for reviewing the policies, standards and actions undertaken to mitigate such risks.

Management Oversight

Management has the responsibility for the development and implementation of policies, processes and systems for the identification, assessment, and management of all strategic, financial, and operational risks on a company-wide basis. The Company’s executive team meets regularly to review the risks facing the organization and to discuss the implementation and effectiveness of mitigation actions.

Principal Risks

The following section describes the risks that are most material to the Company’s business. This is not a complete list of the potential risks the Company faces; there may be others the Company is not aware of, or risks that the Company feels are not material today that could become material in the future. For a more comprehensive discussion about the Company’s risks, see the most recent AIF on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with U.S. Securities and Exchange Commission (“SEC”) and see the “Caution Regarding Forward-Looking Information” in this MD&A.

Strategic, Legal and Planning Risks

Strategic, legal and planning risks include political risks associated with the Company’s operations in Türkiye, United States and Canada, including potential uncertainty created by the impact of changes in, or more aggressive enforcement of laws, regulations and government practices including those with respect to the environment and including unjustified civil or criminal action against the Company, its affiliates, or its current or former employees; risk of failure of the Company or its operations to comply with such laws, regulations or government practices and the potentially significant consequences thereof, including potential fines and penalties, loss of permits, interruptions or cessation of operations and loss of reputation; risks of community activism resulting in increased contributory demands or business interruptions; delays or refusals to grant required permits and licenses; risk of activist stakeholders advocating for changes to corporate governance practices; status of the Company’s relationships with local communities; Indigenous claims and consultation issues relating to the Company’s properties; the risks related to outstanding litigation affecting the Company; the impact of any sanctions imposed by Canada, the United States or other jurisdictions against various Russian and Turkish individuals and entities; the impact of constitutional changes or political events or elections in any country that the Company operates in; risks that the Company experiences delay or disruption in its applications for new, amended, or other permits; potential defects of title in the Company’s properties that are not known as of the date hereof; the inability of the Company and its subsidiaries to enforce their legal rights in certain circumstances; impact of tariffs on Langeloth operations; conflicts of interest among its board members; risks related to anti-corruption legislation; Centerra’s future exploration and development activities not being successful; Centerra not being able to replace mineral reserves and resources; risks related to mineral reserves and resources being imprecise; that production and cost estimates, including decommissioning and reclamation costs, may be inaccurate; reputational risks, particularly in light of the increase in social media; inability to identify new opportunities and to grow the business; large fluctuations in the Company’s common share trading price that are beyond the Company’s control or ability to predict and mitigate; potential risks related to kidnapping or acts of terrorism.

Financial Risks

The Company is subject to risks related to its financial position and total liquidity, including sensitivity of the Company’s business to the volatility of gold, copper, molybdenum and other mineral prices; the use of provisionally-priced sales contracts for production at the Mount Milligan Mine; reliance on a few key customers for the gold-copper concentrate at the Mount Milligan Mine and gold doré at the Öksüt Mine; use of commodity derivatives; the imprecision of the Company’s mineral reserves and resources estimates and the assumptions they rely on; the accuracy of the Company’s production and cost estimates; the impact on US and Canadian operations of tariffs imposed by the US government and retaliatory tariffs imposed by Canada and other countries; persistent inflationary pressures on key input prices; sensitivity to fuel price volatility; the impact of currency fluctuations; global financial conditions; access to future financing including the impact of environmental, social and corporate governance practices and reporting on the Company’s ability to obtain future financing or accessing capital; the impact of restrictive covenants in the Company’s credit facility which may, among other things, restrict the Company from pursuing certain business activities or making distributions from its subsidiaries or making distributions to its shareholders; the Company’s ability to obtain future financing; the Company’s ability to make payments, including any payments of principal and interest on the Company’s debt facilities, which depends on the cash flow of its subsidiaries; the ability to obtain adequate insurance coverage; and changes to taxation laws in the jurisdictions where the Company operates.

Operational Risks

Mining and metals processing involve significant production and operational risks. Some of these risks are outside of the Company’s control or ability to predict and mitigate. Some of these risks extend beyond the production life of the property in question. Risks include, but are not limited to, the following: unanticipated ground and water conditions; shortages of water for processing activities; adjacent or adverse land or mineral ownership that results in constraints on current or future mine operations; geological risks, including earthquakes and other natural disasters; wildfires; metallurgical and other processing risks; fire or explosion arising from uncontrolled chemical reactions, process deviations, or equipment failures within critical areas of the Company’s processing plants; the operation of metallurgical processing facilities in close proximity to populated communities, which may expose the Company to heightened health, safety, environmental, regulatory, and social license risks, including increased sensitivity to operational incidents and community concerns; unusual or unexpected mineralogy or rock formations; ground or slope failures; pit flooding; the integrity of tailings storage facilities and the management thereof, including that related to stability, compliance with laws, regulations, licenses and permits, controlling seepages and storage of water where applicable; the stability of the pit walls at the Company’s operations leading to structural cave-ins, wall failures or rock-slides; flooding or fires; equipment failures or performance problems; periodic interruptions due to inclement or hazardous weather conditions or operating conditions and other force majeure events; the risk of having sufficient water to continue operations at the Mount Milligan Mine and achieve expected mill throughput; seismic activity; wildfires; lower than expected ore grades or recovery rates; unsuccessful execution of construction projects to which the Company is committed, such as tailing storage facilities; interruption of energy supply; the Company’s ability to attract and retain qualified personnel; the occurrence of any labour unrest or disturbance and the ability of the Company to successfully renegotiate collective agreements when required; allegations related to violation of human rights; the availability of drilling and related equipment in the area where mining operations will be conducted; the failure of equipment or processes to operate in accordance with specifications or expectations including mechanical breakdowns; the risk that Centerra’s workforce and operations may be exposed to widespread epidemic; inherent risks associated with the use of sodium cyanide in the mining operations; the ability of the Company to address physical and transition risks from climate change and sufficiently manage stakeholder expectations on climate-related issues; regulations regarding greenhouse gas emissions and climate change; significant volatility of molybdenum prices resulting in material working capital changes and unfavourable pressure on viability of the molybdenum business; competition for mineral acquisition opportunities; the success of the Company’s future exploration and development activities, including the financial and political risks inherent in carrying out exploration activities; the Company’s ability to manage its projects effectively and to mitigate the potential lack of availability of contractors, budget and timing overruns and project resources; the Company’s ability to accurately predict decommissioning and reclamation costs and the assumptions they rely on; long lead-times required for equipment and supplies, given the current construction status of TC Mine, and given the remote location of some of the Company’s operating properties, changes to, or delays in the Company’s supply chain and transportation routes, including cessation or disruption in rail and shipping networks, whether caused by decisions of third-party providers or force majeure events (including, but not limited to, flooding, wildfires, pandemics, or other global events such as wars); reliance on a limited number of suppliers for certain consumables, equipment and components; risks associated with the conduct of joint ventures and partnerships; the adequacy of the Company’s insurance to mitigate the cost impacts of operational and corporate risks; third party risks arising from outsourcing and other vendor contracts the security of critical operating systems and the risk of cyber incidents such as cybercrime, malware or ransomware, data breaches, fines and penalties.

Internal Controls

Centerra has invested resources to document and assess its system of internal control over financial reporting and undertakes continuous evaluation of such internal controls. Internal control over financial reporting comprises procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, safeguards with respect to the reliability of financial reporting and financial statement preparation.

Centerra is required to satisfy the requirement of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’ internal control over financial reporting and an attestation by Centerra’s independent auditors addressing the operating effectiveness of the Company’s internal control over financial reporting.

If Centerra fails to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time, the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with SOX. Centerra’s failure to satisfy SOX requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm Centerra’s business and negatively impact the trading price of the Company’s common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm Centerra’s operating results or cause it to fail to meet its reporting obligations.

Although Centerra is committed to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with SOX.

Market Conditions

Commodities

The Company's profitability is materially affected by the market price of metals, primarily the prices of gold, copper and molybdenum. Metal prices fluctuate widely and are affected by numerous factors beyond the Company's control.

	Average spot price
	Three months ended December 31,			Years ended December 31,
	2025	2024	% Change	2025	2024	% Change
Gold (per oz)	4,145	2,664	56%	3,439	2,388	44%
Copper (per lb)	5.03	4.17	21%	4.51	4.15	9%
Molybdenum (per lb)	22.83	21.71	5%	22.11	21.31	4%

In the fourth quarter of 2025 and for the year ended December 31, 2025, the average gold price increased significantly when compared to the comparable periods of 2024, reaching all time highs in the fourth quarter of 2025. The gold price was impacted by a variety of factors including monetary policy from the U.S. Federal Reserve, central bank demand and elevated geopolitical tensions.

In the fourth quarter of 2025, the average copper price increased when compared to the fourth quarter and the year ended December 31, 2024. The copper price fluctuated significantly in 2025, from a low of $3.87 per pound to a high price of $5.68 per pound, ultimately closing in proximity of the yearly highs. The increase in the copper price in fourth quarter of 2025 from the fourth quarter of 2024 is attributable to depletion of visible London Metal Exchange inventory, the threat of U.S. based tariffs encouraging traders to remove supply of metal from the market in anticipation of potential arbitrage opportunities and mine based supply disruptions causing a worsening deficit of physical supply.

In the fourth quarter of 2025 and for the year ended December 31, 2025, the average molybdenum price increased when compared to the comparable periods in 2024. The molybdenum price fluctuated in 2025 with the lowest price of $19.55 per pound and the highest price of $26.03 per pound. Sentiment for molybdenum remains bullish over the long-term horizon, with increased demand from the energy sector set to pair with a continuation of supply tightness but prices often experience volatility over a shorter term horizon.

Foreign Exchange

The Company receives its revenue through the sale of gold, copper and molybdenum in US dollars. Gold sales from the Öksüt Mine to the Central Bank of the Republic of Türkiye in Turkish Lira but majority is immediately translated to US dollars. The Company has operations in Canada, including its corporate head office, Türkiye and the United States.

The exchange rate of the Canadian dollar and Turkish lira relative to the US dollar is an important financial driver for the Company for the following reasons:

•	all revenues are earned are based on market pricing benchmarks, priced in US Dollars

•	a significant portion, approximately 60%, of operating and capital costs at the Öksüt Mine are incurred in Turkish lira; and

•	a majority, approximately 85%, of operating and capital costs at the Mount Milligan Mine are incurred in Canadian dollars.

Approximately 45% (2024 - 50%) of the Company’s combined expenditures from continuing operations were incurred in currencies other than the US dollar during the year ended December 31, 2025.

The performance of these currencies during the periods ended December 31, 2025 and 2024 is as follows:

	Average market exchange rate
	Three months ended December 31,			Years ended December 31,
	2025	2024	% Change	2025	2024	% Change
USD-CAD	1.39	1.40	(1)%	1.40	1.37	2%
USD-Turkish Lira	42.26	34.55	22%	39.56	32.86	20%

The Canadian dollar was 1% stronger against the US dollar in the fourth quarter of 2025 when compared to the fourth quarter of 2024, averaging $1.39 in the fourth quarter of 2025, while averaging $1.40 in the fourth quarter of 2024. The currency was also 2% weaker in the year ended December 31, 2025, compared to the year ended December 31, 2024, primarily due to significant volatility and uncertainty in the first half of the year due to tariff based economic policies enacted by the US government, increased volatility from geopolitical conflicts and global trade uncertainty. The USD/CAD currency pairing, ended the year at $1.37 compared to $1.44 as at December 31, 2024.

The Turkish lira weakened by 22% relative to the US dollar in the fourth quarter of 2024 and 20% for the year ended December 31, 2024. The Turkish lira ended the year at 42.96. Inflation in Türkiye remains significantly elevated but the pace of inflation has decreased resulting in a slowdown, particularly evident in the fourth quarter of 2025, of TRY/USD depreciation.

The Company utilizes its foreign exchange hedging program in order to manage its exposure to adverse fluctuations in the Canadian dollar, relative to the US dollar, see “Financial Instruments”. The Company does not currently hedge the Turkish lira.

Diesel Fuel

Fuel costs at Centerra’s operations represent approximately 5% of production costs. The prices for Mount Milligan Mine’s diesel fuel are based on a supply agreement for weekly deliveries and priced at the Prince George rack rate. The Prince George rack rate reflects a base commodity price, refining costs associated into processing crude oil into refined fuels such as gasoline and diesel, transportation costs and fees applicable to the storage and handling at the terminal. Mining operations at the Öksüt Mine are outsourced, and the fuel operating cost is included in the outsourcing contract costs based on the published local retail diesel market price. The TC Mine has diesel fuel priced off a supply agreement which is based on the Boise rack rate along with additional applicable transaction costs.

The Company utilizes its diesel hedging program in order to manage its exposure to adverse fluctuations in diesel fuel prices, see “Financial Instruments” section of this MD&A.

Liquidity and Capital Resources

As of December 31, 2025, the Company’s total liquidity position was $928.9 million, representing a cash balance of $528.9 million and no amounts drawn under its $400.0 million corporate credit facility.

Fourth Quarter 2025 compared to Fourth Quarter 2024

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $94.9 million was recognized in the fourth quarter of 2025 compared to $47.5 million in the fourth quarter of 2024. The increase is primarily related to $23.5 million higher capital spending at the Thompson Creek Mine in the fourth quarter of 2025.

Cash used in financing activities in the fourth quarter of 2025 was $41.0 million compared to $25.0 million in the fourth quarter of 2024. The increase is primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 2,297,900 Centerra common shares under the Company’s NCIB program was $29.7 million in the fourth quarter of 2025 compared to consideration of $12.2 million paid for the repurchase and cancellation of 1,766,130 Centerra common shares under the Company’s NCIB program in the fourth quarter of 2024. The overall increase is partially offset by proceeds from common shares issued as part of the Company’s stock option program.

Year ended December 31, 2025 compared to December 31, 2024

See the Overview of Consolidated Results section in this MD&A for the discussion of cash provided by operating activities.

Cash used in investing activities of $303.9 million was recognized in 2025 compared to $193.2 million in 2024. The increase is primarily related to $83.8 million higher capital spending at the Thompson Creek Mine in 2025, $41.2 million higher purchase of equity investments in 2025 and an $18.6 million higher payments related to settlement of the obligation under Additional Royal Gold Agreement.

Cash used in financing activities of $140.5 million was recognized in 2025 compared to $93.5 million in 2024. The increase was primarily due to higher consideration paid to repurchase and cancel Centerra common shares. Consideration paid for the repurchase and cancellation of 11,493,316 Centerra common shares under the Company’s NCIB program was $93.7 million in 2025 compared to consideration of $44.1 million paid for the repurchase and cancellation of 6,731,430 Centerra common shares under the Company’s NCIB program in 2024.

Financial Performance

Fourth Quarter 2025 compared to Fourth Quarter 2024

Revenue of $401.6 million was recognized in the fourth quarter of 2025 compared to $302.4 million in the fourth quarter of 2024. The increase in revenue was primarily due to higher average realized gold, copper and molybdenum prices and higher molybdenum pounds roasted and sold. The increase was partially offset by lower ounces of gold and pounds of copper sold at the Mount Milligan Mine and lower gold ounces sold at the Öksüt Mine.

Gold production was 70,853 ounces in the fourth quarter of 2025 compared to 73,224 ounces in the fourth quarter of 2024. Gold production in the fourth quarter of 2025 included 26,748 ounces of gold produced at the Öksüt Mine compared to 35,564 ounces produced in the fourth quarter of 2024. The overall decrease was primarily driven by a return to the steady state at the Öksüt Mine after processing built-up heap leach inventory following the resumption of operations in June 2023. There were 44,105 ounces of gold produced from the Mount Milligan Mine in the fourth quarter of 2025 compared to 37,660 ounces in the fourth quarter of 2024. The increase in gold production was primarily driven by higher head grades processed.

Copper production at the Mount Milligan Mine was 13.0 million pounds in the fourth quarter of 2025, consistent with 12.8 million pounds in the fourth quarter of 2024.

The Langeloth Facility roasted and sold 3.6 million pounds of molybdenum, in the fourth quarter of 2025, compared to 2.9 million pounds roasted a sold in the fourth quarter of 2024. The increase in molybdenum roasted and sold in the fourth quarter of 2025, compared to the fourth quarter of 2024, was primarily due to strong demand from customers during the fourth quarter of 2025. The increased volumes in 2025 were in line with the Company’s strategy to progressively ramp-up production volumes at the Langeloth facility over time.

Cost of sales of $237.0 million was recognized in the fourth quarter of 2025 compared to $222.7 million in the fourth quarter of 2024. The increase was primarily due to $31.5 million higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold and higher cost of molybdenum purchased due to higher prices. The increase in cost of sales was partially offset by lower DDA at the Mount Milligan Mine due to an increase in proven and probable reserves as a result of the life of mine extension.

Gold production costs were $1,259 per ounce in the fourth quarter of 2025 compared to $1,096 per ounce in the fourth quarter of 2024. The increase was primarily driven by lower ounces of gold sold and higher royalty cost per ounce at the Öksüt Mine as a result of elevated gold prices and updated royalty rates.

All-in sustaining costs on a by-product basisNG were $1,646 per ounce in the fourth quarter of 2025 compared to $1,296 per ounce in the fourth quarter of 2024. The increase in all-in sustaining costs on a by-product basisNG was primarily due to higher gold production costs per ounce as noted above and higher sustaining capital expendituresNG.

Share-based compensation expenses of $16.9 million were recognized in the fourth quarter of 2025 compared to share-based compensation expenses $0.8 million in the fourth quarter of 2024. The increase was primarily due to higher share price impacting cash-settled awards.

Other operating expenses of $29.9 million were recognized in the fourth quarter of 2025 compared to other operating income of $28.0 million in the fourth quarter of 2024. The increase in other operating expenses is primarily attributable to a $26.1 million unrealized loss on the financial asset related to the Additional Royal Gold Agreement compared to $33.9 million unrealized gain in the fourth quarter of 2024.

A non-cash impairment reversal of $144.8 million was recognized in the fourth quarter of 2025 related to the Kemess Project. A non-cash impairment loss of $193.6 million was recognized in the fourth quarter of 2024 related to the Goldfield Project.

An unrealized gain of $12.7 million was recognized in the fourth quarter of 2025 compared to $63.1 million in the fourth quarter of 2024 on the re-measurement, using updated gold price assumptions, of the contingent consideration owing to the Company from Equinox Gold related to the sale of the Company’s 50% interest in the Greenstone Gold Mines Partnership.

The Company recognized income tax expense of $64.8 million in the fourth quarter of 2025, comprising current income tax expense of $33.7 million and deferred income tax expense of $31.1 million, compared to income tax expense of $18.2 million in the fourth quarter of 2024, comprising current income tax expense of $17.1 million and deferred income tax expense of $1.1 million. The increase in income tax expense in the fourth quarter of 2025 was primarily due to a larger deferred tax expense, stemming from a drawdown on deferred income tax assets related to earnings generated at the Mount Milligan Mine and a larger deferred tax expense related to the withholding tax generated at the Öksüt Mine.

Year ended December 31, 2025 compared to December 31, 2024

Revenue of $1,384.6 million was recognized in 2025 compared to $1,214.5 million in 2024. The increase in revenue was primarily due to higher average realized gold, copper and molybdenum prices and higher molybdenum pounds sold. The increase was partially offset by lower gold ounces and copper pounds sold at the Mount Milligan Mine and lower ounces of gold produced and sold at the Öksüt Mine.

Gold production was 275,316 ounces in 2025 compared to 368,104 ounces in 2024. Gold production in 2025 included 147,581 ounces of gold from the Mount Milligan Mine compared to 167,579 ounces in 2024. The decrease was primarily due to lower gold head grades, lower gold recoveries and lower throughput. The Öksüt Mine produced 127,734 ounces of gold in 2025 compared to 200,525 ounces of gold in 2024. The decrease was primarily due to a higher production level in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023.

Copper production at the Mount Milligan Mine was 50.5 million pounds in 2025 compared to 54.3 million pounds in 2024. The decrease in copper production was primarily attributed to lower throughput.

The Langeloth Facility roasted 14.2 million pounds and sold 14.0 million pounds of molybdenum in 2025 compared to 10.2 million pounds roasted and 10.9 million pounds sold in 2024. This increase was primarily due to increased sales volume to contract customers in 2025 and a planned acid plant shut down in 2024. The increased volumes in 2025 were in line with the Company’s strategy to progressively ramp-up production volumes at the Langeloth facility over time.

Cost of sales of $920.8 million was recognized in 2025 compared to $836.5 million recognized in 2024. The increase was primarily due to $94.4 million higher production costs at the Langeloth Facility resulting from higher pounds of molybdenum sold and higher cost of molybdenum purchased due to higher molybdenum prices. The increase in cost of sales was partially offset by lower DDA at the Mount Milligan Mine due to an increase in proven and probable reserves as a result of the life of mine extension.

Gold production costs were $1,297 per ounce in 2025 compared to $913 per ounce in 2024. The increase in gold production costs per ounce was primarily due to lower gold ounces sold at the Öksüt Mine and the Mount Milligan Mine, higher mining and processing costs at the Mount Milligan Mine, higher royalty costs at the Öksüt Mine and higher allocation of costs to gold production costs at the Mount Milligan Mine due to relative changes in the market price of gold and copper.

All-in sustaining costs on a by-product basisNG were $1,614 per ounce in 2025 compared to $1,148 per ounce in 2024. The increase was primarily due to higher gold production costs per ounce as discussed above.

Share-based compensation expenses of $27.9 million were recognized in 2025 compared to share-based compensation expenses of $5.2 million in 2024. The increase was primarily due to a higher share price impacting cash-settled awards.

Reclamation recovery was $7.5 million in 2025 compared to a reclamation recovery of $25.3 million in 2024. The difference was primarily attributable to changes in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows at the Endako Mine and Kemess Project and an increase in the estimate of future reclamation cash outflows at the Endako Mine. In addition, there was a reclamation recovery of $15.1 million recognized in 2024 at the Thompson Creek Mine from the increase in the risk-free interest rates applied to discount the estimated provision for future reclamation cash outflows. No reclamation expense or recovery was recognized at the Thompson Creek Mine in 2025 due to the commencement of development.

An unrealized gain of $50.5 million was recognized in 2025 compared to $63.1 million in 2024 on the re-measurement, using updated gold price assumptions, of the contingent consideration owing to the Company from Equinox Gold related to the sale of the Company’s 50% interest in the Greenstone Gold Mines Partnership.

Expensed exploration and evaluation costs were $50.7 million in 2025, compared to $70.7 million in 2024. The decrease in expensed exploration and evaluation costs was primarily due to $21.1 million lower project evaluation costs at the Thompson Creek Mine. No expensed exploration and evaluation costs were recognized at the Thompson Creek Mine in 2025 due to the commencement of development.

Other non-operating income of $25.8 million was recognized in 2025 compared to $49.1 million in 2024. The decrease in other non-operating income is primarily attributable to a $22.7 million lower foreign exchange gain driven by the effect of foreign exchange movements on the reclamation provision at the Endako Mine and Kemess Project, and a $9.3 million decrease in interest income earned on the Company’s cash balance due to lower interest rates.

The Company recognized income tax expense of $147.0 million in 2025, comprising current income tax expense of $98.8 million and deferred income tax expense of $48.2 million, compared to income tax expense of $93.7 million in 2024, comprising current income tax expense of $87.5 million and deferred income tax expense of $6.2 million. The increase in income tax expense was primarily due to larger withholding tax expense related to the Öksüt Mine, and larger deferred income tax expense stemming from a drawdown on deferred income tax assets related to earnings generated at the Mount Milligan Mine.

Financial Instruments

The Company seeks to manage its exposure to fluctuations in diesel fuel prices, commodity prices and foreign exchange rates by entering into derivative financial instruments from time-to-time. The hedge positions for each of these programs as at December 31, 2025 are summarized as follows:

			Average Strike Price			Settlements (% of exposure hedged)(1)			As at December 31, 2025
Instrument	Unit	Type	2026	2027	2028+	2026	2027	2028+	Total position(2)	Fair value ($'000's)
FX Hedges
USD/CAD zero-cost collars	CAD	Fixed	$1.34/$1.39	—	—	$108.0M (15%)	—	—	$108.0M	64
USD/CAD forward contracts	CAD	Fixed	$1.37	$1.36	—	$313.3M (44%)	$126.0M	—	$439.3M	1,569
Total						$421.3M (59%)	$126.0M	—	$547.3M	1,633

Diesel Fuel Hedges(2)
ULSD zero-cost collars	Litres	Fixed	$0.60/$0.67	$0.50/$0.57	—	3,339 (6%)	1,670	—	5,009	(221)
ULSD swap contracts	Litres	Fixed	$0.60	$0.58	—	21,290 (41%)	13,579	—	34,869	(1,648)
Total						24,629 (47%)	15,249	—	39,878	(1,869)

Gold Hedges
Öksüt Mine zero-cost collars	Ounces	Fixed	$2,400/$3,696	—	—	20,000 (17%)	—	—	20,000	(14,661)
Goldfield Project zero-cost collars(3)	Ounces	Fixed	—	—	$3,200/$4,575	—	—	117,000	117,000	(81,478)
Total						20,000 (17%)	—	117,000	137,000	(96,139)

Gold/Copper Hedges (Royal Gold deliverables)(4):
Gold forward contracts	Ounces	Float	N/A	—	—	14,940	—	—	14,940	327
Copper forward contracts	Pounds	Float	N/A	—	—	1.3M	—	—	1.3M	431

(1)	Percentage of exposure hedged is calculated with reference to the expected expenditure to be incurred in Canadian dollars, fuel consumed and gold ounces sold as outlined in the “Outlook” section and is subject to change.
(2)	Ultra-low-sulfur diesel. Units are in thousands of litres. Includes hedges covering exposure of both the Mount Milligan Mine and the Thompson Creek Mine.
(3)	The ceiling prices applicable to the gold hedge contracts are $4,438/oz for 2029 and $4,705/oz for 2030.
(4)	Royal Gold hedging program with a market price determined on settlement of the contract.

The realized (loss) gain recorded in the consolidated statements of earnings was as follows:

	Three months ended December 31,			Years ended December 31,
($ millions)	2025	2024	% Change	2025	2024	% Change
Foreign exchange hedges	(1,317)	(3,223)	(59)%	(6,147)	(7,053)	(13)%
Fuel hedges	(11)	(242)	(95)%	(243)	(185)	31%
Copper hedges	—	—	—%	—	450	(100)%
Gold Hedges	(7,741)	—	100%	(8,489)	—	100%

In conjunction with the decision to proceed with the Goldfield Project, the Company entered into zero-cost collar contracts for 57,000 ounces in 2029 and 60,000 ounces in 2030, representing 50% of annual production in each year, to protect project economics and support predictable cash flow during the ramp-up period. These zero-cost option collars are settled on a monthly basis, against the London Bullion Market Association gold prices and have a gold price floor of $3,200 per ounce and an average gold price cap of $4,438 per ounce in 2029 and $4,705 per ounce in 2030. The current fair value of these instruments reflects an unrealized loss from the significant upward movement in the underlying gold price in 2025.

In the first quarter of 2025, the Company initiated a diesel hedging program associated with the restart of operations at the Thompson Creek Mine in order to manage the risk associated with changes in diesel fuel prices. The hedge contracts cover a portion of estimated future diesel fuel purchases as part of the re-start and are expected to settle over time by June 2027.

As at December 31, 2025, Centerra has not entered into any off-balance sheet arrangements with special purpose entities, nor does it have any unconsolidated affiliates.

Balance Sheet Review

($ millions)	December 31, 2025	December 31, 2024
Total Assets	2,958.7	2,265.1
Total Liabilities	898.9	609.2
Current Liabilities	446.9	283.9
Non-current Liabilities	452.0	325.3
Total Equity	2,059.8	1,655.9

Cash as at December 31, 2025 was $528.9 million compared to $624.7 million as at December 31, 2024. The decrease was primarily attributable to the repurchase and cancellation of approximately 11,493,316 Centerra common shares under the Company’s NCIB program amounting to $93.7 million, dividends paid of $41.1 million and $48.5 million paid to purchase equity investments, partially offset by a free cash flowNG of $95.0 million during the year ended December 31, 2025.

Amounts receivable as at December 31, 2025 were $137.5 million compared to $75.0 million at December 31, 2024. The increase was primarily due to a $27.6 million increase in amounts receivable at the Langeloth Facility due to higher average market molybdenum prices and higher molybdenum pounds sold and a $36.1 million increase in amounts receivable at the Mount Milligan Mine, primarily from higher gold and copper concentrate revenue due to a significant increase in gold prices at year-end, resulting in a $14.2 million mark-to-market adjustment.

Total inventories as at December 31, 2025 were $333.7 million compared to $234.2 million at December 31, 2024. The increase was primarily due to $58.2 million higher molybdenum inventory at the Langeloth Facility from higher average market molybdenum prices and a build-up of inventory to support higher operating volumes prior to the suspension of operations and a $22.1 million increase in stockpile inventory at the Öksüt Mine that was placed and Mount Milligan Mine. In addition, there was an increase in gold inventory build-up at the ADR circuit of $24.6 million at the Öksüt Mine.

The carrying value of PP&E as at December 31, 2025 was $1.6 billion compared to $1.1 billion as at December 31, 2024. The increase was primarily due to the additions of $295.5 million related to ongoing capital projects at the existing mines and projects, including capital equipment purchases, equipment refurbishments and pre-stripping costs, other general costs capitalized at the Thompson Creek Mine, $341.1 million non-cash impairment reversal at the Goldfield Project and Kemess Project, partially offset by the depreciation and depletion of PP&E of $136.1 million in the normal course of operations.

Deferred income tax assets as at December 31, 2025 were $24.9 million compared to $60.1 million as at December 31, 2024. The decrease was primarily due to the drawdown of the deferred tax assets at the Mount Milligan Mine as a result of the higher earnings from operations.

Non-current equity investments as at December 31, 2025 were $105.9 million compared to $9.8 million as at December 31, 2024. The increase was primarily due to the purchase of equity investments amounting to $48.5 million and a $47.6 million unrealized gain recorded in Other Comprehensive Income (“OCI”) due to the increase in the market value of the equity investments portfolio.

Non-current financial assets as at December 31, 2025 were $113.6 million compared to $67.2 million as at December 31, 2024. The increase was primarily due to a $43.1 million settlement of the first deferred gold consideration related to the Additional Royal Gold Agreement and $3.0 million change in fair value of the financial asset related to the Additional Royal Gold Agreement.

Accounts payable and accrued liabilities as at December 31, 2025 were $369.7 million compared to $233.1 million at December 31, 2024. The increase was primarily due to the effect of timing of vendor payments of $35.6 million including a higher payable due to Royal Gold at the Mount Milligan Mine, and timing of vendor payments and impact of higher molybdenum prices on concentrate purchases at the Langeloth Facility amounting to $53.8 million, $11.1 million higher accrued liabilities at the Öksüt Mine related to an increased royalty provision and $20.5 million higher share-based compensation liability as a result of a higher Centerra share price.

Income tax payable as at December 31, 2025 was $28.9 million compared to $18.7 million as at December 31, 2024. The increase was related to higher current income tax attributable to higher earnings in the fourth quarter at the Öksüt Mine.

Deferred income tax liabilities as at December 31, 2025 were $37.9 million compared to $18.4 million as at December 31, 2024. The increase is primarily related to the reversal of temporary differences between accounting and tax bases of the balances related to the Öksüt Mine and Mount Milligan Mine.

Provision for reclamation as at December 31, 2025 was $294.5 million compared to $266.2 million as at December 31, 2024. The increase was primarily due to $11.2 million of accretion, a $13.0 million increase in the provision for future reclamation cash flows at the Öksüt Mine, Thompson Creek Mine and Mount Milligan Mine and $5.3 million due to the effect of the foreign exchange movement on the reclamation provision at the Endako Mine and Kemess Project.

Non-current financial liabilities as at December 31, 2025 were $82.1 million compared to $5.2 million as at December 31, 2024. The increase was primarily due to a $96.1 million mark-to-market adjustment on certain gold hedging contracts as a result of rising gold prices.

Share capital as at December 31, 2025 was $727.0 million compared to $826.7 million as at December 31, 2024. The decrease was primarily due to the repurchase and cancellation of shares for $93.7 million under the NCIB program.

Accumulated other comprehensive loss as at December 31, 2025 was $49.4 million compared to $11.2 million as at December 31, 2024. The increase in accumulated other comprehensive loss was primarily due to the changes in the fair value of hedged derivative instruments on the hedging programs at the Goldfield Project and the Öksüt Mine of $96.1 million, partially offset by the increase of $45.8 million in fair value of the non-current equity investments recorded in OCI.

Contractual Obligations

The following table summarizes Centerra’s contractual obligations as of December 31, 2025:

($ millions)	2026	2027	2028	2029	Thereafter	Total
Contractual commitments(1)	$534.7	$172.0	$—	$—	$—	$706.7
Reclamation provisions(2)	—	—	—	—	512.6	512.6
Lease obligations	8.9	8.3	4.9	3.0	1.9	27.0
Total	$543.6	$180.3	$4.9	$3.0	$514.5	$1,246.3

(1)	Excludes trade payables and accrued liabilities. Primarily relates to purchases of molybdenum concentrate under contracts with various mines around the world.

(2)	Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. Expected reclamation cash flows are presented above on an undiscounted basis. Reclamation provisions recorded in the Company’s consolidated financial statements are measured at the expected value of future cash flows discounted to their present value using a risk-free interest rate.

2026 Liquidity and Capital Resources Analysis

The Company believes that it has sufficient capital resources to satisfy its 2025 mandatory expenditure commitments (including the contractual obligations set out above) and discretionary expenditure commitments. The following table sets out expected capital requirements and resources for 2025:

2026 Mandatory Commitments ($ millions):
Contractual obligations(1)	$543.6
Accounts payable and accrued liabilities (as at December 31, 2025)	369.7
Income taxes payable (as at December 31, 2025)	28.9
Total 2026 mandatory expenditure commitments	$942.2

2026 Discretionary Commitments(2):
Expected capital expendituresNG	$382.5
Expected exploration costs(3)	39.0
Expected evaluation costs	22.5
Total 2026 discretionary expenditure commitments	$444.0
Total 2026 mandatory and discretionary expenditure commitments	$1,386.2

(1)	From the Contractual Obligations table.

(2)	From the Outlook table, mid-point of the range.

(3)	Excludes exploration costs expected to be capitalized which are included in the expected capital expendituresNG.

Operating Mines and Facilities

Mount Milligan Mine

The Mount Milligan Mine is an open-pit mine located in north central British Columbia, Canada producing a gold and copper concentrate. The Mount Milligan Mine is subject to the Mount Milligan Mine Streaming Agreement. To satisfy its current obligations under the Mount Milligan Mine Streaming Agreement, the Company purchases refined gold ounces and copper warrants and arranges for delivery to Royal Gold. The difference between the cost of the purchases of refined gold ounces and copper warrants and the corresponding amounts payable to the Company under the Mount Milligan Streaming Agreement is recorded as a reduction of revenue rather than a cost of operating the mine. On February 13, 2024, the Company entered into the Additional Royal Gold Agreement, relating to the Mount Milligan Mine.

Mount Milligan Mine Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Gold revenue	117.4	89.0	32%	367.0	299.8	22%
Copper revenue	58.8	47.0	25%	198.2	188.0	5%
Other by-product revenue	6.0	2.0	200%	16.3	8.0	104%
Total revenue	182.2	138.0	32%	581.5	495.8	17%
Production costs	75.0	89.3	(16)%	300.8	306.3	(2)%
Depreciation, depletion, and amortization ("DDA")	12.7	21.4	(41)%	59.2	72.8	(19)%
Earnings from mine operations	94.5	27.3	246%	221.5	116.7	90%
Earnings from operations(1)	64.3	55.7	15%	209.7	117.5	78%
Cash provided by mine operations	85.0	77.0	10%	245.7	176.3	39%
Free cash flow from mine operations(2)	53.6	65.3	(18)%	168.4	118.6	42%
Additions to property, plant and equipment	33.4	9.0	273%	85.6	55.8	54%
Capital expenditures - total(2)	31.1	7.8	299%	80.0	54.0	48%
Sustaining capital expenditures(2)	20.1	7.8	158%	63.6	54.0	18%
Non-sustaining capital expenditures(2)	11.0	—	100%	16.4	—	100%
Operating Highlights:
Tonnes mined (000s)	11,134	9,622	16%	46,857	46,070	2%
Tonnes ore mined (000s)	5,637	5,844	(4)%	22,761	21,929	4%
Tonnes processed (000s)	5,334	5,423	(2)%	20,665	21,463	(4)%
Process plant head grade gold (g/t)	0.44	0.37	19%	0.38	0.40	(5)%
Process plant head grade copper (%)	0.16%	0.16%	0%	0.16%	0.16%	0%
Gold recovery (%)	59.0%	59.6%	(1)%	60.3%	62.8%	(4)%
Copper recovery (%)	73.5%	72.4%	2%	75.8%	74.8%	1%
Concentrate produced (dmt)	38,453	32,890	17%	145,935	140,510	4%
Gold produced (oz)(3)	44,105	37,660	17%	147,581	167,579	(12)%
Gold sold (oz)(3)	38,264	47,887	(20)%	140,720	170,389	(17)%
Average realized gold price - combined ($/oz)(3)(4)	3,069	1,864	65%	2,608	1,761	48%
Copper produced (000s lbs)(3)	13,038	12,769	2%	50,476	54,342	(7)%
Copper sold (000s lbs)(3)	12,541	16,361	(23)%	50,029	57,897	(14)%
Average realized copper price - combined ($/lb)(3)(4)	4.69	2.88	63%	3.96	3.25	22%
Unit Costs:
Gold production costs ($/oz)	1,306	1,219	7%	1,388	1,105	26%
All-in sustaining costs on a by-product basis ($/oz)(2)(5)	913	1,114	(18)%	1,194	1,078	11%
Gold - All-in sustaining costs on a co-product basis ($/oz)(2)(5)	1,634	1,374	19%	1,694	1,343	26%
Copper production costs ($/lb)	1.99	1.89	5%	2.11	2.04	3%
Copper - All-in sustaining costs on a co-product basis ($/lb)(2)(5)	2.49	2.12	17%	2.56	2.47	4%
Mining costs per tonne mined ($/tonne)(2)	3.11	3.33	(7)%	2.78	2.68	4%
Milling costs per tonne processed ($/tonne)(2)	5.71	4.66	23%	6.08	5.33	14%
Site G&A costs per tonne processed ($/tonne)(2)	3.19	2.39	33%	2.79	2.45	14%
On site costs per tonne processed ($/tonne)(2)	15.40	12.97	19%	15.17	13.54	12%

(1)	Includes exploration and evaluation costs and other operating costs, including non-cash unrealized loss on the financial asset related to the Additional Royal Gold Agreement.

(2)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

(3)	Mount Milligan production and sales are presented on a 100%-basis. Under the Mount Milligan Streaming Agreement, Royal Gold is entitled to 35% of gold ounces sold and 18.75% of copper pounds sold. Royal Gold paid $435 per ounce of gold delivered and 15% of the spot price per metric tonne of copper delivered in the periods presented.

(4)	This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold includes the impact from the Mount Milligan Streaming Agreement, copper hedges and mark-to-market adjustments on metal sold that had not yet settled under contract.

(5)	Includes the impact from the Mount Milligan Streaming Agreement and the impact of copper hedges.

Fourth Quarter 2025 compared to Fourth Quarter 2024

Earnings from mine operations of $94.5 million were recognized in the fourth quarter of 2025 compared to $27.3 million in the fourth quarter of 2024. The increase in earnings from mine operations was primarily due to higher average realized gold and copper prices and lower DDA, partially offset by lower gold ounces and copper pounds sold. Lower DDA was due to an increase in proven and probable reserves as a result of the life of mine extension.

Cash provided by mine operations of $85.0 million was recognized in the fourth quarter of 2025 compared to $77.0 million in the fourth quarter of 2024. The increase was primarily due to higher average realized gold and copper prices, partially offset by an unfavorable working capital change, and lower gold ounces and copper pounds sold. The unfavorable working capital change in the fourth quarter of 2025 compared to the fourth quarter of 2024 was primarily related to the timing of sales and cash collection from shipments.

Free cash flow from mine operationsNG of $53.6 million was recognized in the fourth quarter of 2025 compared to $65.3 million in the fourth quarter of 2024. The decrease was primarily due to higher capital expendituresNG, partially offset by higher cash provided by mine operations as noted above.

During the fourth quarter of 2025, mining activities were carried out in phases 5, 6, 7 and 10 of the open pit. Total tonnes mined were 11.1 million tonnes in the fourth quarter of 2025 compared to 9.6 million tonnes in the fourth quarter of 2024. The increase in tonnes mined in the fourth quarter of 2025 was largely attributable to higher equipment availability compared to the same period in 2024.

Total process plant throughput in the fourth quarter of 2025 was 5.3 million tonnes, averaging 57,977 tonnes per calendar day compared to 5.4 million tonnes, averaging 58,948 tonnes per calendar day in the fourth quarter of 2024. The lower throughput was primarily due to maintenance activities in the crushing circuit and some modifications to the grinding circuit.

Gold production was 44,105 ounces in the fourth quarter of 2025 compared to 37,660 ounces in the fourth quarter of 2024. The increase in gold production was primarily driven by higher head grade. During the fourth quarter of 2025, the average gold head grade and recovery were 0.44 g/t and 59.0%, respectively, compared to 0.37 g/t and 59.6% in the fourth quarter of 2024. The higher head gold grade was primarily due to the change in mining sequence. Gold ounces and copper pounds sold were lower than gold ounces and copper pounds produced in the quarter as a result of weather-related disruptions to logistics in late December, with the timing difference in sales expected to reverse in 2026.

Copper production was 13.0 million pounds in the fourth quarter of 2025 compared to 12.8 million pounds in the fourth quarter of 2024. The increase in copper production was primarily due to higher recovery. During the fourth quarter of 2025, the average copper head grade and recovery were 0.16% and 73.5%, respectively, compared to 0.16% and 72.4% in the fourth quarter of 2024.

Gold production costs were $1,306 per ounce in the fourth quarter of 2025 compared to $1,219 per ounce in the fourth quarter of 2024. The increase was primarily due to lower gold ounces sold, slightly higher processing costs from additional maintenance activities. The increase was partially offset by lower rehandling costs.

Copper production costs were $1.99 per pound in the fourth quarter of 2025 compared to $1.89 per pound in the fourth quarter of 2024. The increase was primarily due to lower pounds of copper sold.

Mount Milligan Q4 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $913 per ounce in the fourth quarter of 2025 compared to $1,114 per ounce in the fourth quarter of 2024. The decrease was primarily due to higher copper and silver credits from increased prices, partially offset by lower gold ounces sold and higher sustaining capital expendituresNG. Higher sustaining capital expendituresNG in the fourth quarter of 2025 was primarily due to difference in the timing of spending on the mining fleet, equipment overhauls and TSF capitalization compared to the fourth quarter of 2024.

Year ended December 31, 2025 compared to December 31, 2024

Earnings from mine operations of $221.5 million were recognized in 2025 compared to $116.7 million in 2024. The increase was primarily due to higher average realized gold and copper prices, and lower DDA, partially offset by lower gold ounces and copper pounds sold. Lower DDA was due to an increase in proven and probable reserves as a result of the life of mine extension.

Cash provided by mine operations of $245.7 million was recognized in 2025 compared to $176.3 million in 2024. The increase was primarily due to higher average realized gold and copper prices, partially offset by lower gold ounces and copper pounds sold.

Free cash flow from mine operationsNG of $168.4 million was recognized in 2025 compared to $118.6 million in 2024. The increase was primarily due to higher cash provided by mine operations as explained above, partially offset by higher capital expendituresNG.

During 2025, mining activities were carried out in phases 5, 6, 7 and 10 of the open pit. Total tonnes mined were 46.9 million tonnes in 2025 compared to 46.1 million tonnes mined in 2024. The slight increase in tonnage was primarily due to higher equipment availability.

The process plant throughput was 20.7 million tonnes in 2025, averaging 56,616 tonnes per calendar day compared to 21.5 million tonnes in 2024, averaging 58,643 tonnes per calendar day. Lower throughput was due to some operational challenges and harder than anticipated ore in 2025.

Gold production was 147,581 ounces in 2025 compared to 167,579 ounces in 2024. The decrease was primarily due to lower gold head grades, lower gold recoveries and lower throughput. During 2025, the average gold grade was 0.38 g/t and recoveries were 60.3% compared to 0.40 g/t and 62.8%, respectively, in 2024. The lower head gold grade was primarily due to mining sequence and lower average grades encountered in these zones but consistent with the grades incorporated in the MTM PFS. Lower recoveries were primarily due to lower head grades milled. Gold ounces and copper pounds sold were lower than gold ounces and copper pounds produced in the year as a result of weather-related disruptions to logistics in late December, with the timing difference in sales expected to reverse in 2026.

Total copper production was 50.5 million pounds in 2025 compared to 54.3 million pounds in 2024. The decrease in copper production was primarily attributed to lower throughput. During 2025, the average copper head grade was 0.16% and recoveries were 75.8% compared to 0.16% and 74.8%, respectively, in 2024.

Gold production costs were $1,388 per ounce in 2025 compared to $1,105 per ounce in 2024. The increase was primarily due to lower gold ounces sold, higher mining and processing costs and higher allocation of costs to gold production costs due to relative changes in the market price of gold and copper. Mining costs were higher due to higher equipment overhaul and repair needs, and RC drilling activities to improve geological and mine plan confidence. Processing costs were higher due to a planned mill maintenance shutdown in 2025, including the replacement of both ball and SAG mill liners compared to the replacement of only SAG mill liners during the mill maintenance shutdown in 2024. The expanded mill shutdown typically occurs every 18 months and as a result, contractor charges and liner costs were higher in 2025 compared to 2024. The increase in gold production costs per ounce was partially offset by lower rehandling costs.

Copper production costs of $2.11 per pound in 2025 remained consistent with $2.04 per pound in 2024.

Mount Milligan YTD all-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG were $1,194 per ounce for 2025 compared to $1,078 per ounce in 2024. The increase was primarily due to lower ounces of gold sold and higher production costs as outlined above, partially offset by higher copper and silver credits from increased prices.

Öksüt Mine

The Öksüt Mine is located in Türkiye approximately 300 kilometres southeast of Ankara and 48 kilometres south of Kayseri, the provincial capital. The nearest administrative centre is at Develi, located approximately 10 kilometres north of the mine site.

Öksüt Mine Financial and Operating Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Revenue	115.3	96.2	20%	445.0	465.7	(4)%
Production costs(1)	35.8	33.6	7%	156.5	148.0	6%
Depreciation, depletion, and amortization ("DDA")	11.7	10.2	15%	48.5	50.0	(3)%
Earnings from mine operations	67.7	52.6	29%	240.0	267.7	(10)%
Earnings from operations(2)	67.2	51.6	30%	237.5	265.5	(11)%
Cash provided by mine operations	57.1	51.8	10%	229.3	248.4	(8)%
Free cash flow from mine operations(3)	43.9	40.5	8%	191.0	206.5	(8)%
Additions to property, plant and equipment	20.0	15.2	32%	51.8	54.7	(5)%
Capital expenditures - total(3)	13.2	11.3	17%	38.3	41.9	(9)%
Sustaining capital expenditures(3)	13.2	11.3	17%	38.3	41.9	(9)%
Operating Highlights:
Tonnes mined (000s)	5,296	4,439	19%	17,950	16,937	6%
Tonnes ore mined (000s)	633	1,313	(52)%	4,496	4,128	9%
Ore mined - grade (g/t)	1.62	0.89	82%	1.26	1.07	18%
Ore crushed (000s)	428	1,036	(59)%	4,027	4,091	(2)%
Tonnes of ore stacked (000s)	430	1,143	(62)%	4,144	4,621	(10)%
Heap leach grade (g/t)	1.95	0.99	97%	1.29	1.13	14%
Heap leach contained ounces stacked	26,908	36,405	(26)%	172,460	168,035	3%
Gold produced (oz)	26,748	35,564	(25)%	127,734	200,525	(36)%
Gold sold (oz)	29,879	35,989	(17)%	130,487	197,794	(34)%
Average realized gold price ($/oz)(4)	3,859	2,663	45%	3,410	2,351	45%
Unit Costs:
Gold production costs ($/oz)	1,199	933	29%	1,199	748	60%
All-in sustaining costs on a by-product basis ($/oz)(3)	1,748	1,327	32%	1,613	1,015	59%
Mining costs per tonne mined ($/tonne)(3)	3.09	3.54	(13)%	3.22	3.26	(1)%
Processing costs per tonne processed ($/tonne)(3)	14.37	6.56	119%	7.11	5.76	23%
Site G&A costs per tonne processed ($/tonne)(3)	40.81	9.20	344%	12.03	8.49	42%
On site costs per tonne processed ($/tonne)(3)	93.20	29.50	216%	33.09	26.19	26%

(1)	Includes government royalties of $17.2 million and $56.9 million during three and twelve months ended December 31, 2025 and $9.0 million and $46.4 million during three and twelve months ended December 31, 2024, respectively.

(2)	Includes exploration and evaluation costs.

(3)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

(4)	This supplementary financial measure, within the meaning of 52-112, is calculated as a ratio of revenue from the consolidated financial statements and units of metal sold.

Fourth Quarter 2025 compared to Fourth Quarter 2024

Earnings from mine operations were $67.7 million in the fourth quarter of 2025 compared with $52.6 million in the fourth quarter of 2024. The increase was primarily due to higher average realized gold prices. The increase in earnings from mine operations was partially offset by higher production costs mainly attributable to higher royalty rates and gold prices in 2025.

Cash provided by mine operations was $57.1 million in the fourth quarter of 2025, compared to $51.8 million in the fourth quarter of 2024. The increase in cash provided in mine operations was primarily due to higher average realized gold prices, partially offset by lower gold ounces sold, higher tax payments and a realized gold hedging loss.

Free cash flow from mine operationsNG was $43.9 million in the fourth quarter of 2025, compared to $40.5 million in the fourth quarter of 2024. The increase in free cash flow from mine operationsNG was primarily due to an increase in cash provided by mine operations as noted above, partially offset by higher sustaining capital expendituresNG mainly driven by higher deferred stripping costs.

Mining activities in the fourth quarter of 2025 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 5.3 million tonnes in the fourth quarter of 2025 higher than the 4.4 million tonnes mined in the fourth quarter of 2024. The increase was primarily due to additional equipment availability and higher waste stripping in the fourth quarter of 2025.

The Öksüt Mine stacked 0.4 million tonnes at an average grade of 1.95 g/t, containing 26,908 ounces of gold in the fourth quarter of 2025, compared to 1.1 million tonnes stacked at an average grade of 0.99 g/t, containing 36,405 ounces of gold in the fourth quarter of 2024. The increase in heap leach grade was primarily due to higher mining grades in the fourth quarter of 2025 as a result of mining higher grade areas in phase 5 and the bottom of the Keltepe pit. The lower stacked tonnes in the fourth quarter of 2025 were primarily due to a shift in mining activity towards moving waste tonnes.

Gold production in the fourth quarter of 2025 was 26,748 ounces compared to 35,564 ounces in the fourth quarter of 2024. The decrease in gold production was primarily driven by a return to the steady state at the Öksüt Mine after processing built-up heap leach inventory following the resumption of operations in June 2023.

Gold production costs per ounce were $1,199 in the fourth quarter of 2025 compared to $933 in the fourth quarter of 2024. The increase was primarily due to lower gold ounces sold and higher royalty costs. The royalty costs increased by $8.3 million between the periods with approximately $3.1 million of this increase attributed to the elevated gold prices and approximately $5.2 million the result of updated royalty rates as described in the Recent Events section of this MD&A.

Öksüt Mine Q4 All-in sustaining costs on a by-product basis per ounceNG ($/oz)

All-in sustaining costs on a by-product basisNG in the fourth quarter of 2025 were $1,748 per ounce compared to $1,327 per ounce in the fourth quarter of 2024. The increase was primarily due to higher royalty costs per ounce as noted above, lower gold ounces sold and higher sustaining capital expendituresNG mainly driven by higher deferred stripping costs.

Year ended December 31, 2025 compared to December 31, 2024

Earnings from mine operations were $240.0 million in 2025 compared with $267.7 million in 2024. The decrease was primarily due to lower ounces of gold produced and sold mainly attributable to higher production level in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023. This decrease was partially offset by higher average realized gold prices in 2025.

Cash provided by mine operations was $229.3 million in 2025 compared with $248.4 million in 2024. The decrease in cash provided by mine operations was primarily due to lower ounces of gold sold after processing built-up heap leach inventory in 2024, higher royalty payments and a realized gold hedging loss. The decrease was partially offset by higher average realized gold prices and lower tax payments.

Free cash flow from mine operationsNG was $191.0 million in 2025 compared with $206.5 million in 2024. The decrease in free cash flow from mine operationsNG was due to decrease in cash provided by mine operations, partially offset by lower sustaining capital expendituresNG mainly from lower deferred stripping costs.

Mining activities in 2025 were carried out in phase 5 and phase 6 of the Keltepe pit and in phase 2 of the Güneytepe pit. Total tonnes mined were 18.0 million tonnes in 2025, higher than 16.9 million tonnes mined in 2024. The increase was primarily due to additional heavy equipment and higher waste stripping in 2025.

The Öksüt Mine stacked 4.1 million tonnes at an average grade of 1.29 g/t containing 172,460 ounces of gold in 2025, compared with 4.6 million tonnes stacked at an average grade of 1.13 g/t containing 168,035 ounces of gold in 2024. The increase in heap leach grades was primarily due to higher mining grades in 2025 as a result of mining higher grade areas in phase 5 and the bottom of the Keltepe pit.

Gold production was 127,734 ounces in 2025 compared to 200,525 ounces in 2024, primarily due to higher production levels in 2024 from processing the built-up heap leach inventory following the resumption of operations in June 2023.

Gold production costs were $1,199 per ounce in 2025 compared with $748 per ounce in 2024. The increase was primarily due to higher production costs and higher royalty costs. Higher production costs were mainly due to lower costs allocated to deferred stripping, and higher weighted average cost per ounce in inventory as a result of net inflation impact in Türkiye between the periods, which increased labour and contractor costs. Royalty costs increased by $10.5 million between the periods attributable to elevated gold prices and updated royalty rates as described in the Recent Events section of this MD&A.

All-in sustaining costs on a by-product basisNG were $1,613 per ounce in 2025 compared with $1,015 per ounce in 2024. The increase was primarily due to the higher production costs per ounce, higher royalty costs per ounce as noted above and lower ounces of gold sold.

Molybdenum Business Unit

The Molybdenum BU includes the Langeloth Facility in Pennsylvania and two North American molybdenum mines: the Thompson Creek Mine in Idaho and the 75%-owned Endako Mine in British Columbia, which is currently on care and maintenance.

Molybdenum BU Financial Results

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Total revenue	104.0	68.1	53%	358.0	253.0	42%
Production costs	100.7	67.4	49%	351.3	256.0	37%
Depreciation, depletion, and amortization ("DDA")	1.1	0.9	22%	4.5	3.4	32%
Earnings (loss) from mine operations	2.2	(0.2)	1200%	2.2	(6.4)	134%
Care and maintenance costs - Molybdenum mines	1.3	1.4	(7)%	5.8	9.3	(38)%
Reclamation recovery	(2.8)	(2.6)	8%	(3.5)	(18.1)	81%
Other operating expenses	0.5	0.7	(29)%	2.9	1.7	71%
Earnings (loss) from operations	3.2	0.3	967%	(2.9)	(20.4)	86%
Cash used in operations	(14.9)	(12.3)	(21)%	(38.3)	(41.0)	7%
Free cash flow deficit from operations(1)	(61.0)	(35.1)	(74)%	(175.6)	(100.7)	(74)%
Additions to property, plant and equipment	60.6	17.5	246%	156.4	62.3	151%
Total capital expenditures(1)	51.3	27.4	87%	135.9	63.1	115%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Thompson Creek Mine

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Cash used in operations	—	—	—%	—	(16.7)	100%
Free cash flow deficit from operations(1)	(45.7)	(22.5)	(103)%	(136.3)	(71.0)	(92)%
Additions to property, plant and equipment	61.3	17.2	257%	156.1	57.0	174%
Total capital expenditures(1)	50.5	27.0	87%	134.2	57.8	132%
Operating Highlights:
Waste tons mined (000s)	8,792	4,502	95%	28,702	11,303	154%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

Fourth Quarter 2025 compared to Fourth Quarter 2024

In the fourth quarter of 2025, the additions to property, plant and equipment were $61.3 million compared to $17.2 million in the fourth quarter of 2024 and non-sustaining capital expendituresNG were $50.5 million in the fourth quarter of 2025 compared to $27.0 million in the fourth quarter of 2024. The difference between additions to property, plant and equipment and non-sustaining capital expendituresNG in the fourth quarter of 2025 primarily reflects movements in the asset retirement obligation. The increase in both categories was due to the higher capital spending on mill equipment refurbishments and detailed engineering, construction of housing units, expenditures related to pre-stripping activities in the main open pit area and other general costs during the fourth quarter of 2025.

Nil cash used in operations and free cash flow deficit from operationsNG of $45.7 million were recognized in the fourth quarter of 2025, compared to nil cash used in operations and free cash flow deficit from operationsNG of $22.5 million in the fourth quarter of 2024. The increase in free cash flow deficit from operationsNG was due to higher capital expendituresNG as outlined above.

In the fourth quarter of 2025, Thompson Creek Mine moved 8.8 million tons of waste compared to 4.5 million tons of waste in the fourth quarter of 2024. In the fourth quarter of 2025, the mining rate increased to an average of 2.9 million tons per month and mining activities focused on stripping on the western side of the pit.

During the fourth quarter of 2025, plant refurbishment, detailed engineering, long lead procurement activities, demolition work, and housing development continued as planned. By the end of the fourth quarter of 2025, mill engineering was completed, and progress continued across crusher, conveyor, and mill piping refurbishment activities, with demolition completed and replacement work transitioning into the next phase. Refurbishment of motors and gearboxes advanced, and control system upgrade materials were ordered in advances of planned mobilization in 2026. In addition, TSF preparation activities progressed during the fourth quarter of 2025 with advance in tailings distribution engineering covering the pump station, recycle station, and pipelines, as well as TSF detailed engineering for pads, corridors, and earthworks.

In the fourth quarter of 2025, Thompson Creek Mine continued its effort in recruitment. Approximately 87% of the workforce was hired locally or from within the state of Idaho. Efforts will continue to hire and onboard key support positions in the coming months. Site infrastructure development, including local housing capacity, is underway with majority of the work expected to be completed by the end of the second quarter of 2026 to support the long-term needs of the Thompson Creek Mine.

Year ended December 31, 2025 compared to December 31, 2024

The additions to property, plant and equipment were $156.1 million in 2025 compared to $57.0 million in 2024 and non-sustaining capital expendituresNG were $134.2 million in 2025 compared to $57.8 million in 2024. The difference between additions to property, plant and equipment and non-sustaining capital expendituresNG in 2025 primarily reflects movements in the asset retirement obligation. The increase in both categories was due to higher capital spending on mining equipment refurbishment and purchases, mill detailed engineering work, construction of housing units, expenditures related to pre-stripping activities in the main open pit area and other general costs in 2025.

Nil cash used in operations and free cash flow deficit from operationsNG of $136.3 million were recorded in 2025 compared to cash used in operations of $16.7 million and free cash flow deficit from operationsNG of $71.0 million in 2024. The increase in free cash flow deficit from operationsNG was due to higher additions to PP&E as outlined above.

Langeloth Facility

	Three months ended December 31,			Years ended December 31,
($millions, except as noted)	2025	2024	% Change	2025	2024	% Change
Financial Highlights:
Total revenue	104.0	68.1	53%	358.0	253.0	42%
Production costs	100.7	67.4	49%	351.3	256.0	37%
Depreciation, depletion, and amortization ("DDA")	1.1	0.9	22%	4.5	3.4	32%
Earning (loss) from mine operations	2.2	(0.2)	1200%	2.2	(6.4)	134%
Other operating expenses	0.7	0.7	0%	2.8	1.4	100%
Earnings (loss) from operations	1.5	(0.9)	267%	(0.6)	(7.8)	92%
Adjusted EBITDA(1)	4.9	—	100%	6.3	(5.2)	221%
Cash used in operations	(12.1)	(6.3)	(92)%	(27.3)	(11.9)	(129)%
Free cash flow deficit from operations(1)	(12.9)	(6.6)	(95)%	(29.0)	(17.1)	(70)%
Additions to property, plant and equipment	0.8	0.3	167%	1.7	5.2	(67)%
Total capital expenditures(1)	0.8	0.3	167%	1.7	5.2	(67)%
Operating Highlights:
Mo purchased (000's lbs)	4,943	2,530	95%	17,380	10,306	69%
Mo roasted (000’s lbs)(2)	3,616	2,884	25%	14,243	10,164	40%
Mo sold (000’s lbs)	3,607	2,858	26%	14,048	10,912	29%
Average market molybdenum price ($/lb)	22.83	21.71	5%	22.11	21.30	4%
Average realized molybdenum price ($/lb)	23.78	22.67	5%	22.60	22.05	2%

(1)	Non-GAAP financial measure. See discussion under “Non-GAAP and Other Financial Measures”.

(2)	Amount does not include 1.4 million pounds of molybdenum roasted of toll material for the three months ended and 4.3 million pounds for the twelve months ended December 31, 2025 (0.8 million pounds for three months ended and 2.3 million pounds for twelve months ended December 31, 2024).

Fourth Quarter 2025 compared to Fourth Quarter 2024

The Langeloth Facility roasted and sold 3.6 million pounds of molybdenum in the fourth quarter of 2025, compared to 2.9 million pounds roasted and sold in the fourth quarter of 2024. The increase in molybdenum roasted and sold in the fourth quarter of 2025, compared to the fourth quarter of 2024, was primarily due to strong demand from customers during the fourth quarter of 2025. The increased volumes in 2025 were in line with the Company’s strategy to progressively ramp-up production volumes at the Langeloth facility over time.

Earnings from operations were $1.5 million in the fourth quarter of 2025 compared to $0.9 million in the fourth quarter of 2024. The increase in earnings from operations was primarily due to the increase in the pounds of molybdenum sold during the fourth quarter of 2025 compared to the fourth quarter of 2024, higher revenue from by-products, a change in the product mix and higher tolling volumes, partially offset by higher plant operating costs from increased consumables and ingredients and packaging in the fourth quarter of 2025.

Adjusted EBITDANG of $4.9 million was recognized in the fourth quarter of 2025 compared to a nil adjusted EBITDANG recognized in the fourth quarter of 2024. The increase in adjusted EBITDANG was primarily due to the increase in earnings from operations as discussed above.

Cash used in operations was $12.1 million in the fourth quarter of 2025 compared to $6.3 million in the fourth quarter of 2024. The increase in cash used in operations was primarily due to an unfavourable working capital movement due to an inventory build-up in the fourth quarter of 2025, partially offset by declining molybdenum prices. At December 31, 2025, there were 5.4 million (December 31, 2024 - 3.1 million) pounds of molybdenum products included in inventory. The inventory build-up was part of a planned production capacity ramp-up in 2026; however current year plans for the Langeloth Facility remain under assessment (refer to Recent Events and Developments).

Free cash flow deficit from operationsNG was $12.9 million in the fourth quarter of 2025 compared to $6.6 million in the fourth quarter of 2024. The increase in free cash flow deficit from operationsNG is primarily due to the increase in cash used in operations in the fourth quarter of 2025 as discussed above.

Year ended December 31, 2025 compared to December 31, 2024

The Langeloth Facility roasted 14.2 million pounds and sold 14.0 million pounds of molybdenum in 2025 compared to 10.2 million pounds roasted and 10.9 million pounds sold in 2024. The increase in the molybdenum roasted and sold was part of a planned ramp up in Langeloth Facility’s capacity utilization and the impact of a planned acid plant shut down in 2024.

Loss from operations was $0.6 million in 2025 compared to a loss from operations $7.8 million in 2024. The decrease in loss from operations was primarily due to higher pounds of molybdenum roasted and sold, higher revenue from by-products and a change in the product mix and higher tolling volumes in 2025, partially offset by higher plant costs from increased consumables, ingredients and packaging in 2025.

Adjusted EBITDANG of $6.3 million was recognized in 2025 compared to a negative adjusted EBITDANG of $5.2 million in 2024. The increase in adjusted EBITDANG was primarily due to the decrease in loss from operations as discussed above.

Cash used in operations was $27.3 million in 2025 compared to $11.9 million in 2024. The increase in cash used in operations was primarily due to an unfavourable working capital movement due to higher amounts receivable from the timing of collection on sales and an inventory build-up at higher average market molybdenum prices in 2025 compared to a favourable working capital movement from vendor payments in 2024. The inventory build-up was part of a planned production capacity ramp-up in 2026; however current year plans for the Langeloth Facility remain under assessment.

Free cash flow deficit from operationsNG was $29.0 million in 2025 compared to $17.1 million in 2024. The increase in free cash flow deficit from operationsNG was primarily due to higher cash used in operations as outlined above, partially offset by lower capital expenditures.

Endako Mine

Fourth Quarter 2025 compared to Fourth Quarter 2024

Earnings from operations of $1.6 million were recognized at the Endako Mine in the fourth quarter of 2025 compared to loss from operations of $1.2 million in the fourth quarter of 2024. The increase in earnings from operations was primarily due to a higher reclamation recovery recognized in the fourth quarter of 2025 resulting from an increase in the risk-free interest rates applied to discount the provision for future reclamation cash outflows at the Endako Mine in the fourth quarter of 2025.

In the fourth quarter of 2025, cash used in operations and free cash flow deficit from operationsNG at the Endako Mine were both $2.9 million compared to $6.0 million in the fourth quarter of 2024. The decrease in cash used in operations and the free cash flow deficitNG from operations were primarily due to lower reclamation payments related to the closure of the spillway for the Tailings Pond 2 and the Denak West dewatering projects which were completed in the fourth quarter of 2025.

Year ended December 31, 2025 compared to December 31, 2024

Loss from operations of $2.3 million was recognized in 2025 compared to a loss from operations of $2.8 million in 2024. The decrease in loss from operations was primarily attributable to a higher reclamation recovery in 2025 resulting from changes in the discount rates applied to the estimate of future reclamation cash flows.

Cash used in operations and free cash flow deficit from operationsNG was $11.0 million in 2025 compared to $12.4 million in 2024. The decrease in cash used in operations was due to lower reclamation activities related to the closure of the spillway for Tailings Pond 2 and the Denak West dewatering projects.

The Company’s Annual Results – Previous Three Years

$millions, except per share data	2025	2024	2023
Revenue	1,385	1,215	1,095
Net earnings (loss)(1)	584	80	(81)
Basic earnings (loss) per share	2.85	0.38	(0.37)
Diluted earnings (loss) per share	2.84	0.35	(0.38)
Cash dividends declared per common share (C$)	0.28	0.28	0.28
Total assets	2,958.7	2,265.1	2,280.8
Total non-current liabilities	452.0	325.3	309.1

(1)	Net earnings in 2025 reflect the impact of non-cash impairment reversals at the Goldfield and Kemess Projects and an incremental gain on the sale of Greenstone partnership. Net earnings in 2024 reflect the impact of non-cash impairment at the Goldfield Project, the incremental gain on the sale of Greenstone partnership and unrealized loss on financial assets related to the Additional Royal Gold Agreement and 2023 reflect the impact of non-cash impairment loss at the Kemess Project.

Quarterly Results – Previous Eight Quarters

$millions, except per share data	2025				2024
Quarterly data unaudited	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	402	395	288	299	302	324	282	306
Net earnings (loss)	193	292	69	30	(52)	29	38	66
Basic earnings (loss) per share	0.96	1.44	0.33	0.15	(0.25)	0.14	0.18	0.31
Adjusted earnings per share - basic	0.41	0.33	0.26	0.13	0.17	0.19	0.23	0.15
Diluted earnings (loss) per share	0.95	1.43	0.32	0.13	(0.25)	0.13	0.18	0.30
Adjusted earnings per share - diluted	0.41	0.32	0.25	0.12	0.17	0.19	0.23	0.14

Revenue has increased since the second quarter of 2025 primarily due to the higher average realized gold prices and higher molybdenum roasted and sold, partially offset by lower gold and copper sold at the Mount Milligan Mine.

Net earnings (loss) have fluctuated since the fourth quarter of 2024 due to a variety of factors ranging from impairment losses (reversals) to reclamation expense (recovery) and unrealized losses and gains on financial instruments. The net earnings in the fourth quarter of 2025 benefited from higher gold and copper prices, non-cash impairment reversal at the Kemess Project, and a non-cash gain on the sale of the Company’s interest in the Greenstone Gold Mines Partnership, partially offset by an unrealized loss relating to the Additional Royal Gold Agreement, and lower gold ounces and copper pounds sold. The net loss in the fourth quarter of 2024 was negatively impacted by the non-cash impairment loss at the Goldfield Project.

Related Party Transactions

Transactions with key management personnel

The Company transacts with key management personnel, who have authority and responsibility to plan, direct and control the activities of the Company and receive compensation for services rendered in that capacity. Key management personnel include members of the Board of Directors and members of the senior leadership team.

During the years ended December 31, 2025 and 2024, remuneration to key management personnel was as follows:

	2025	2024
Director fees earned	$575	$552
Salaries and benefits, including severance	8,224	6,393
Share-based compensation	8,445	1,098
Total compensation	$17,244	$8,043

Accounting Estimates, Policies and Changes

Accounting Estimates

The preparation of the Company’s consolidated financial statements in accordance with IFRS requires management to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes.

Management’s estimates and underlying assumptions are reviewed on an ongoing basis. Any changes or revisions to estimates and underlying assumptions are recognized in the period in which the estimates are revised and in any future periods affected. Changes to these critical accounting estimates could have a material impact on the consolidated financial statements.

The key sources of estimation uncertainty and judgment used in the preparation of the consolidated financial statements that might have a significant risk of causing a material adjustment to the carrying value of assets and liabilities and earnings are outlined in note 4 of the consolidated financial statements for the year ended December 31, 2025.

Accounting Policies and Changes

The accounting policies applied in the consolidated financial statements for the year ended December 31, 2025 is consistent with those used in the company’s consolidated financial statements for the year ended December 31, 2024.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, the Company’s management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and the accompanying financial statements, the Company’s management evaluated the effectiveness of its internal controls over financial reporting. In making this assessment, management used the criteria specified in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting was effective as at December 31, 2025.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believes that any disclosure controls and procedures and internal control over financial reporting, no matter how well designed and operated, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

Non-GAAP and Other Financial Measures

This MD&A contains “specified financial measures” within the meaning of NI 52-112, specifically the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures described below. Management believes that the use of these measures assists analysts, investors and other stakeholders of the Company in understanding the costs associated with producing gold and copper, understanding the economics of gold and copper mining, assessing operating performance, the Company’s ability to generate free cash flow from current operations and on an overall Company basis, and for planning and forecasting of future periods. However, the measures have limitations as analytical tools as they may be influenced by the point in the life cycle of a specific mine and the level of additional exploration or other expenditures a company has to make to fully develop its properties. The specified financial measures used in this MD&A do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers, even as compared to other issuers who may be applying the World Gold Council (“WGC”) guidelines. Accordingly, these specified financial measures should not be considered in isolation, or as a substitute for, analysis of the Company’s recognized measures presented in accordance with IFRS.

Definitions

The following is a description of the non-GAAP financial measures, non-GAAP ratios and supplementary financial measures used in this MD&A:

•	All-in sustaining costs on a by-product basis per ounce is a non-GAAP ratio calculated as all-in sustaining costs on a by-product basis divided by ounces of gold sold. All-in sustaining costs on a by-product basis is a non-GAAP financial measure calculated as the aggregate of production costs as recorded in the consolidated statements of earnings, refining and transport costs, the cash component of capitalized stripping and sustaining capital expenditures, lease payments related to sustaining assets, corporate general and administrative expenses, accretion expenses, asset retirement depletion expenses, copper and silver revenue and the associated impact of hedges of by-product sales revenue. When calculating all-in sustaining costs on a by-product basis, all revenue received from the sale of copper from the Mount Milligan Mine, as reduced by the effect of the copper stream, is treated as a reduction of costs incurred. A reconciliation of all-in sustaining costs on a by-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

•	All-in sustaining costs on a co-product basis per ounce of gold or per pound of copper, is a non-GAAP ratio calculated as all-in sustaining costs on a co-product basis divided by ounces of gold or pounds of copper sold, as applicable. All-in sustaining costs on a co-product basis is a non-GAAP financial measure based on an allocation of production costs between copper and gold based on the conversion of copper production to equivalent ounces of gold. The Company uses a conversion ratio for calculating gold equivalent ounces for its copper sales calculated by multiplying the copper pounds sold by estimated average realized copper price and dividing the resulting figure by estimated average realized gold price. For the three and twelve months ended December 31, 2025, 655 and 659 pounds of copper were equivalent to one ounce of gold. A reconciliation of all-in sustaining costs on a co-product basis to the nearest IFRS measure is set out below. Management uses these measures to monitor the cost management effectiveness of each of its operating mines.

•	Sustaining capital expenditures and Non-sustaining capital expenditures are non-GAAP financial measures. Sustaining capital expenditures are defined as those expenditures required to sustain current operations and exclude all expenditures incurred at new operations or major projects at existing operations where these projects will materially benefit the operation. Non-sustaining capital expenditures are primarily costs incurred at ‘new operations’ and costs related to ‘major projects at existing operations’ where these projects will materially benefit the operation. A material benefit to an existing operation is considered to be at least a 10% increase in annual or life of mine production, net present value, or reserves compared to the remaining life of mine of the operation. A reconciliation of sustaining capital expenditures and non-sustaining capital expenditures to the nearest IFRS measures is set out below. Management uses the distinction of the sustaining and non-sustaining capital expenditures as an input into the calculation of all-in sustaining costs per ounce and all-in costs per ounce.

•	Adjusted net earnings is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings for items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. This measure adjusts for the impact of items not associated with ongoing operations. A reconciliation of adjusted net earnings to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•	Adjusted EBITDA is a non-GAAP financial measure calculated by adjusting net earnings as recorded in the consolidated statements of earnings by depreciation, amortization, interest, taxes and items not associated with ongoing operations. The Company believes that this generally accepted industry measure allows the evaluation of the results of income-generating capabilities and is useful in making comparisons between periods. A reconciliation of adjusted EBITDA to the nearest IFRS measures is set out below. Management uses this measure to monitor and plan for the operating performance of the Company in conjunction with other data prepared in accordance with IFRS.
•	Free cash flow (deficit) is a non-GAAP financial measure calculated as cash provided by operating activities less property, plant and equipment additions. A reconciliation of free cash flow to the nearest IFRS measures is set out below. Management uses this measure to monitor the amount of cash available to reinvest in the Company and allocate for shareholder returns.
•	Mining costs per tonne mined is a non-GAAP financial measure calculated by dividing the mining costs by the number of tonnes mined. Management uses these measures to monitor the cost management effectiveness of the mining process for each of its operating mines.
•	Processing costs per tonne stacked is a non-GAAP financial measure calculated by dividing the processing costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the mine processing for each of its operating mines.

•	Site G&A costs per tonne processed is a non-GAAP financial measure calculated by dividing the site G&A costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the site G&A process for each of its operating mines.
•	On site costs per tonne processed is a non-GAAP financial measure calculated by dividing the operating expenses less changes in inventories, royalties and other costs by the number of tonnes milled or stacked. Management uses these measures to monitor the cost management effectiveness of the relevant production costs for each of its operating mines.
•	Average realized gold price is a supplementary financial measure calculated by dividing the different components of gold sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of ounces sold. Management uses this measure to monitor its sales of gold ounces against the average market gold price.
•	Average realized copper price is a supplementary financial measure calculated by dividing the different components of copper sales (including third party sales, mark-to-market adjustments, final pricing adjustments and the fixed amount received under the Mount Milligan Mine Streaming Agreement) by the number of pounds sold. Management uses this measure to monitor its sales of gold ounces against the average market copper price.
•	Average realized molybdenum price is a supplementary financial measure calculated by dividing the different components of molybdenum sales (including third party sales, mark-to-market adjustments and final pricing adjustments) by the number of pounds sold. Management uses this measure to monitor its sales of molybdenum pounds against the average market molybdenum price.
•	Total liquidity is a supplementary financial measure calculated as cash and cash equivalents and amount available under the corporate credit facility. Credit facility availability is reduced by outstanding letters of credit. Management uses this measure to determine if the Company can meet all of its commitments, execute on the business plan, and to mitigate the risk of economic downturns.

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	85.8	92.0	50.0	58.4	35.8	33.6
Production costs attributable to copper	25.0	30.9	25.0	30.9	—	—
Total production costs excluding Molybdenum BU segment, as reported	110.8	122.9	75.0	89.3	35.8	33.6
Adjust for:
Third party smelting, refining and transport costs	2.3	2.8	2.1	2.6	0.2	0.2
By-product and co-product credits	(64.8)	(49.5)	(64.8)	(49.1)	—	(0.4)
Adjusted production costs	48.3	76.2	12.3	42.8	36.0	33.4
Corporate general administrative and other costs	8.3	8.1	—	0.8	0.3	0.5
Share-based compensation costs	16.9	0.8	—	—	—	—
Reclamation and remediation - accretion (operating sites)	2.7	2.7	0.5	0.6	2.2	2.1
Sustaining capital expenditures	33.3	19.1	20.1	7.8	13.2	11.3
Sustaining lease payments	2.6	1.8	2.0	1.3	0.6	0.5
All-in sustaining costs on a by-product basis	112.1	108.7	34.9	53.3	52.3	47.8
Ounces sold (000s)	68.1	83.9	38.3	47.9	29.9	36.0
Pounds sold (millions)	12.5	16.4	12.5	16.4	—	—
Gold production costs ($/oz)	1,259	1,096	1,306	1,219	1,199	933
All-in sustaining costs on a by-product basis ($/oz)	1,646	1,296	913	1,114	1,748	1,327
Gold - All-in sustaining costs on a co-product basis ($/oz)	2,042	1,446	1,634	1,374	1,748	1,327
Copper production costs ($/pound)	1.99	1.89	1.99	1.89	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.49	2.12	2.49	2.12	n/a	n/a

Certain unit costs, including all-in sustaining costs on a by-product basis (including and excluding revenue-based taxes) per ounce, are non-GAAP ratios which include as a component certain non-GAAP financial measures including all-in sustaining costs on a by-product basis which can be reconciled as follows:

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt
($millions, unless otherwise specified)	2025	2024	2025	2024	2025	2024
Production costs attributable to gold	351.8	336.3	195.3	188.3	156.5	148.0
Production costs attributable to copper	105.5	118.0	105.5	118.0	—	—
Total production costs excluding Molybdenum BU segment, as reported	457.3	454.3	300.8	306.3	156.5	148.0
Adjust for:
Third party smelting, refining and transport costs	10.0	11.1	9.3	10.2	0.7	0.9
By-product and co-product credits	(214.5)	(196.5)	(214.5)	(195.9)	—	(0.6)
Adjusted production costs	252.8	268.9	95.6	120.6	157.2	148.3
Corporate general administrative and other costs	31.5	35.2	—	1.5	1.0	1.2
Share-based compensation costs	27.9	5.2	—	—	—	—
Reclamation and remediation - accretion (operating sites)	14.6	10.2	2.7	2.3	11.9	7.9
Sustaining capital expenditures	102.9	96.3	63.6	54.0	38.3	41.9
Sustaining lease payments	8.1	6.8	6.1	5.3	2.0	1.5
All-in sustaining costs on a by-product basis	437.8	422.6	168.0	183.7	210.4	200.8
Ounces sold (000s)	271.2	368.2	140.7	170.4	130.5	197.8
Pounds sold (millions)	50.0	57.9	50.0	57.9	—	—
Gold production costs ($/oz)	1,297	913	1,388	1,105	1,199	748
All-in sustaining costs on a by-product basis ($/oz)	1,614	1,148	1,194	1,078	1,613	1,015
Gold - All-in sustaining costs on a co-product basis ($/oz)	1,872	1,270	1,694	1,343	1,613	1,015
Copper production costs ($/pound)	2.11	2.04	2.11	2.04	n/a	n/a
Copper - All-in sustaining costs on a co-product basis ($/pound)	2.56	2.47	2.56	2.47	n/a	n/a

Adjusted net earnings are a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2025	2024	2025	2024
Net earnings (loss)	$192.8	$(52.5)	$584.0	$80.4
Adjust for items not associated with ongoing operations:
Kemess Impairment reversal	(144.8)	—	(144.8)	—
Goldfield Impairment loss (reversal)	—	193.6	(193.5)	193.6
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	17.1	(33.9)	3.2	(23.5)
Unrealized gain on sale of Greenstone Partnership	(12.7)	(63.1)	(50.6)	(63.1)
Unrealized (gain) loss on equity investments and other losses	(5.5)	0.8	(7.4)	1.4
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	(4.3)	(1.9)	(7.5)	(25.4)
Other (gain) loss(2)	5.3	(9.9)	8.1	(12.0)
Deferred income tax adjustments(1)	35.3	3.5	37.1	(1.0)
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Adjusted net earnings	$83.2	$36.6	$228.6	$152.9

Net earnings per share - basic	$0.96	$(0.25)	$2.85	$0.38
Net earnings per share - diluted	$0.95	$(0.25)	$2.84	$0.35
Adjusted net earnings per share - basic	$0.41	$0.17	$1.12	$0.72
Adjusted net earnings per share - diluted	$0.41	$0.17	$1.11	$0.71

(1)	Income tax adjustments reflect primarily the impact of foreign currency translation on deferred income taxes at the Öksüt Mine and Mount Milligan Mine, the impact of the unrealized gain on the financial asset related to the Additional Royal Gold Agreement, a drawdown on the deferred tax asset related to the Mount Milligan Mine, and the impact of an income tax levied on taxpayers eligible to claim Turkish Investment Incentive Certificate benefits at Öksüt Mine.

(2)	Relates primarily to the effect of movement in foreign currency exchange rates on the reclamation provision at the Endako Mine and the Kemess Project.

Consolidated Adjusted EBITDA, a non-GAAP performance measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
($millions, except as noted)	2025	2024	2025	2024
Net earnings (loss)	$192.8	$(52.5)	$584.0	$80.4
Adjustments:
Income tax expense	64.8	18.2	147.0	93.7
Depreciation, depletion and amortization	27.8	31.9	115.6	130.7
Interest income	(4.5)	(6.7)	(20.8)	(30.1)
Finance costs	4.2	3.8	15.1	14.7
Kemess Impairment reversal	(144.8)	—	(144.8)	—
Goldfield Impairment loss (reversal)	—	193.6	(193.5)	193.6
Unrealized gain on sale of Greenstone Partnership	(12.7)	(63.1)	(50.6)	(63.1)
Unrealized loss (gain) on financial assets relating to the Additional Royal Gold Agreement	17.1	(33.9)	3.2	(23.5)
Reclamation recovery at the Molybdenum BU sites and the Kemess Project	(4.3)	(1.9)	(7.5)	(25.4)
Unrealized (gain) loss on equity investments and other losses	(5.5)	0.8	(7.4)	1.4
Transaction costs related to the Additional Royal Gold Agreement	—	—	—	2.5
Other loss (gain)	5.3	(9.9)	8.1	(12.0)
Adjusted EBITDA	$140.2	$80.3	$448.4	$362.9

Adjusted EBITDA at the Langeloth Facility is a non-GAAP measure and can be reconciled as follows:

	Three months ended December 31,		Years ended December 31,
	2025	2024	2025	2024
Net earnings (loss) from operations	$1.6	$(0.9)	$(0.2)	$(8.5)
Adjustments:
Depreciation, depletion and amortization ("DDA”)	1.1	0.9	4.5	3.4
Non-recurring tariff costs	2.2	—	2.2	—
Interest Income	(0.1)	—	(0.4)	(0.1)
Finance costs	0.1	—	0.2	—
Adjusted EBITDA	$4.9	$—	$6.3	$(5.2)

Free cash flow (deficit) is a non-GAAP financial measure and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$103.1	$92.8	$85.0	$77.0	$57.1	$51.8	$(14.9)	$(12.3)	$(24.1)	$(23.7)
Deduct:
Property, plant & equipment additions(1)	(91.1)	(45.8)	(31.4)	(11.7)	(13.2)	(11.3)	(46.1)	(22.8)	(0.4)	—
Free cash flow (deficit)	$12.0	$47.0	$53.6	$65.3	$43.9	$40.5	$(61.0)	$(35.1)	$(24.5)	$(23.7)

(1)	As presented in the Company’s consolidated statements of cash flows.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Cash provided by (used in) operating activities(1)	$348.6	$298.4	$245.7	$176.3	$229.3	$248.4	$(38.3)	$(41.0)	$(88.1)	$(85.3)
Deduct:
Property, plant & equipment additions(1)	(253.6)	(159.8)	(77.3)	(57.7)	(38.3)	(41.9)	(137.3)	(59.7)	(0.7)	(0.5)
Free cash flow (deficit)	$95.0	$138.6	$168.4	$118.6	$191.0	$206.5	$(175.6)	$(100.7)	$(88.8)	$(85.8)

(1)	As presented in the Company’s consolidated statements of cash flows.

Sustaining capital expenditures and non-sustaining capital expenditures are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$115.2	$42.0	$33.4	$9.0	$20.0	$15.2	$60.7	$17.5	$1.0	$0.3
Adjust for:
Costs capitalized to the ARO assets	(10.4)	9.8	1.1	—	(6.5)	(3.7)	(5.0)	13.7	—	(0.2)
Costs capitalized to the ROU assets	(3.4)	(1.6)	(3.1)	(1.0)	(0.3)	(0.1)	—	—	—	(0.5)
Costs relating to capitalized DDA	(3.5)	(2.7)	—	—	—	—	(3.5)	(2.7)	—	—
Other(2)	(1.8)	(1.0)	(0.3)	(0.2)	—	(0.1)	(0.9)	(1.1)	(0.6)	0.4
Capital expenditures	$96.0	$46.5	$31.1	$7.8	$13.2	$11.3	$51.3	$27.4	$0.4	$—
Sustaining capital expenditures	34.1	19.5	20.1	7.8	13.2	11.3	0.8	0.4	—	—
Non-sustaining capital expenditures	61.9	27.0	11.0	—	—	—	50.5	27.0	0.4	—

(1)	As presented in note 26 of the Company’s consolidated financial statements.

(2)	Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

	Years ended December 31,
	Consolidated		Mount Milligan		Öksüt		Molybdenum		Other
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Additions to PP&E(1)	$295.5	$174.9	$85.6	$55.8	$51.8	$54.7	$156.4	$62.3	$1.7	$2.1
Adjust for:
Costs capitalized to the ARO assets	(19.0)	(5.3)	(0.8)	1.7	(11.6)	(11.0)	(6.6)	4.7	—	(0.7)
Costs capitalized to the ROU assets	(6.3)	(4.7)	(4.0)	(2.8)	(2.0)	(1.7)	—	—	(0.3)	(0.2)
Costs relating to capitalized DDA	(10.8)	(2.8)	—	—	—	—	(10.8)	(2.8)	—	—
Other(2)	(4.2)	(2.0)	(0.8)	(0.7)	—	(0.1)	(3.1)	(1.1)	(0.4)	(0.1)
Capital expenditures	$255.2	$160.1	$80.0	$54.0	$38.3	$41.9	$135.9	$63.1	$1.0	$1.1
Sustaining capital expenditures	103.6	101.6	63.6	54.0	38.3	41.9	1.7	5.3	—	0.4
Non-sustaining capital expenditures	151.6	58.5	16.4	—	—	—	134.2	57.8	1.0	0.7

(1)	As presented in note 26 of the Company’s consolidated financial statements.

(2)	Primarily includes reclassification of insurance and capital spares from supplies inventory to PP&E.

Costs per tonne are non-GAAP measures and can be reconciled as follows:

	Three months ended December 31,				Years ended December 31,
	Mount Milligan		Öksüt		Mount Milligan		Öksüt
(in millions of US dollars, except where noted)	2025	2024	2025	2024	2025	2024	2025	2024
Mining costs	$34.6	$32.1	$16.3	$15.7	$130.2	$123.5	$57.8	$55.2
Allocation of mining costs(1)	(3.9)	(2.7)	(7.9)	(5.5)	(17.1)	(14.7)	(19.9)	(23.1)
Milling costs	30.4	25.3	6.2	7.5	125.5	114.5	29.4	26.6
Site G&A costs	17.0	13.0	17.5	10.5	57.7	52.6	49.9	39.2
Change in inventory, royalties and other	(3.1)	21.6	3.7	5.4	4.5	30.4	39.3	50.1
Production costs	$75.0	$89.3	$35.8	$33.6	$300.8	$306.3	$156.5	$148.0
Ore and waste tonnes mined (000's tonnes)	11,134	9,622	5,296	4,439	46,857	46,070	17,950	16,937
Ore processed (000's tonnes)	5,334	5,423	430	1,143	20,665	21,463	4,144	4,621
Mining costs per tonne mined ($/tonne)	3.11	3.33	3.09	3.54	2.78	2.68	3.22	3.26
Processing costs per tonne processed ($/tonne)	5.71	4.66	14.37	6.56	6.08	5.33	7.11	5.76
Site G&A costs per tonne processed ($/tonne)	3.19	2.39	40.81	9.20	2.79	2.45	12.03	8.49
On site costs per tonne processed ($/tonne)	15.40	12.97	93.20	29.50	15.17	13.54	33.09	26.19

(1)	Allocation of mining costs represents allocation to TSF for the Mount Milligan Mine and capitalized stripping for the Öksüt Mine.

Qualified Person & QA/QC

Christopher Richings, Professional Engineer, member of the Professional Engineers of Ontario and Engineers and Geoscientists British Columbia and Centerra’s Vice President, Technical Services, has been reviewed and approved the scientific and technical information contained in this news release. Mr. Richings is a “qualified person” within the meaning of the Canadian Securities Administrator’s NI 43-101 Standards of Disclosure for Mineral Projects.

The Mount Milligan Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated November 7, 2022 (with an effective date of December 31, 2021), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization of the Mount Milligan deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Öksüt Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 3, 2015 (with an effective date of June 30, 2015), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of gold mineralization at the Öksüt deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.

The Thompson Creek Mine is described in the Company’s most recent AIF and in a technical report pursuant to NI 43-101 dated September 27, 2024 (with an effective date of September 1, 2024), and both are filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov/edgar. The technical report describes the exploration history, geology, and style of mineralization at the Thompson Creek Mine deposit. Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during the exploration drilling programs are done consistent with industry standards while independent certified assay labs are used.